LIBERTY
CORPORATION

2003 ANNUAL REPORT

2003 LETTER TO SHAREHOLDERS



A profitable company is one that has attained a significant, competitive advantage based on factors such as financial strength, powerful brands, operating efficiency and embedded technology. For Liberty Corporation, our strategy to maximize our competitive advantage is straightforward: maintain a strong balance sheet; focus on revenue development and leveraging scale to optimize our core operations and efficiencies; extend our successful marketing brand with Internet and other synergistic initiatives; and continue to invest significantly and intelligently in people, technology and value-enhancing businesses.

Liberty's fifteen network-affiliated stations, located in geographically diverse markets with strong demographic growth, are community leaders known for their local news and public service. With profitable franchises in attractive growth markets, each station has built a strong, unique brand. They are top competitors for audience share and advertising dollars, generating high ratings that lead to higher advertising revenues in their markets. As a result, Liberty generates what may be one of the best ratios of cash flow per household covered of any broadcasting group in the industry.

At the same time, we continue to expand our station brands and develop new streams of revenue from those who favor a cyber platform for information and advertising. Built on a solid base of retail and service sector web advertisers, our Internet business showed substantial revenue growth in 2003. In 2004 we will expand our Internet marketing to include employment classifieds and automobile advertising, two very profitable niches. Our fourth virtual station was added in 2003, providing locally zoned information, weather updates and commercial advertising to communities contiguous to our dominant stations. CableVantage, our third-party sales agent for local cable systems, renewed several major contracts insuring its continued growth.

Liberty recently embarked on an ambitious program to leverage scale through the regionalization of certain marketing, business office and other operational functions. This new station model has made us more efficient and nimble in today's ultra-competitive environment. Relationship-based training and client-oriented software are enabling our account executives to compete more effectively and creatively for advertising dollars. New systems for accounting, traffic and billing, and budget have resulted in a more centralized and productive back office. We will continue to closely examine and refine our operational structure and procedures to promote additional efficiencies, allowing us to use our best people in expanded roles.

All Liberty stations are on schedule to meet the FCC digital mandate. This conversion is being managed in a fiscally responsible manner with the most advanced technology available. Given our dominant presence in our markets, as we develop our digital technology we believe Liberty will be attractively positioned as a potential partner for new digital or data stream businesses that wish to develop in our markets. Networks and their affiliates have already begun proactive negotiations regarding how to create new business based on the digital shelf space. Negotiations with cable owners for carrying both analog and digital signals are also making progress. A number of retransmission consents, including fee payments based on the number of subscribers, likewise have been negotiated with the direct broadcast satellite companies.

The focus and depth of the recent FCC bi-annual review of media ownership rules has created an uncertain outlook. While many thought the new rules were not deregulatory enough, others believed they were too liberal. As a result, the new rules were stayed while various interested parties asked the court to intervene. Until there is some clarification, we will continue to be cautious with our expansion strategies. Once the ownership rules are clarified, however, Liberty's strong balance sheet, quality station portfolio and disciplined operating culture ensure it will be in the best possible position to implement an aggressive growth strategy.

Liberty has created substantial value for its shareholders since it became a stand-alone broadcasting company. In 2004 we anticipate more than $100 million of value will be returned to our shareholders through dividends and stock repurchases. We will accomplish this while maintaining one of the strongest balance sheets in the media business. The ability of Liberty's top-notch team to exploit successfully our dominant brand and positive image is our most valuable asset. We will continue to refine our business strategies, operating structure and marketing focus to create new opportunities that will maximize value. We believe this philosophy – combined with discipline, patience, focus and a prudent capital structure – will result in superior long-term returns for our shareholders.

Hayne Hipp

Hayne Hipp
Chairman and CEO

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)
[√] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-5846

THE LIBERTY CORPORATION

(Exact name of Registrant as specified in its charter)

South Carolina	57-0507055
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Post Office Box 502, 135 South Main Street, Greenville, S. C. 29602
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (864) 241-5400

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value per share	New York Stock Exchange
Rights to Purchase Series A Participating Cumulative Preferred Stock	New York Stock Exchange

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes √ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes √ No _

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of February 13, 2004:
Common Stock, No Par Value **$933,941,333**

The number of shares outstanding of each of Registrant's classes of common stock as of February 13, 2004:
Common Stock, No Par Value **18,905,695**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of The Liberty Corporation Proxy Statement for the Annual Meeting of Shareholders on May 4, 2004 are incorporated into Part III, Items 10, 11, 12, and 13 by reference.

This report is comprised of pages 1 through 43. The exhibit index is on page 38.

Part I

Item 1. Business

General

The Registrant, The Liberty Corporation ("Liberty" or "the Company") is a holding company with operations primarily in the television broadcasting industry. The Company's television broadcasting subsidiary, Cosmos Broadcasting, consists of fifteen network-affiliated television stations ("the stations") principally located in the South and Midwest, a cable advertising company, and a professional broadcast equipment dealership. Eight of the Company's television stations are affiliated with NBC, five with ABC, and two with CBS. The Company's principal executive offices are in Greenville, South Carolina.

Additional information concerning Liberty's subsidiaries and divisions is included in "*Management's Discussion and Analysis*" included in Item 7 of this report and incorporated herein by reference.

Television Broadcasting and Related Operations

The following table shows data on the stations owned by the Company as of December 31, 2003:

Market	Station	Market Rank (1)	Channel	Network Affiliation	Network Contract Expiration (2)	Station Rank (3)	Percentage of U.S. television households (4)	Date Formed	Date Acquired
Louisville, KY	WAVE-TV	50	3	NBC	2011	3	0.57%	1948	1981
Toledo, OH	WTOL-TV	69	11	CBS	2014	1	0.40	1958	1965
Columbia, SC	WIS-TV	84	10	NBC	2011	1	0.33	1953	1953
Jackson, MS	WLBT-TV	90	3	NBC	2011	1	0.30	1953	2000
Harlingen, TX	KGBT-TV	97	4	CBS	2014	3	0.27	1955	1998
Evansville, IN	WFIE-TV	99	14	NBC	2011	1	0.26	1953	1981
Tyler, TX	KLTV-TV	107	7	ABC	2002 *	1	0.24	1954	2000
Lufkin, TX (satellite of KLTV)	KTRE-TV	107	9	ABC	2002 *	1	0.24	1955	2000
Montgomery, AL	WSFA-TV	115	12	NBC	2011	1	0.23	1959	1959
Wilmington, NC	WWAY-TV	142	3	ABC	2005	2	0.14	1964	1998
Albany, GA	WALB-TV	145	10	NBC	2011	1	0.14	1954	1998
Lubbock, TX	KCBD-TV	147	11	NBC	2011	1	0.14	1953	2000
Biloxi, MS	WLOX-TV	156	13	ABC	2004	1	0.12	1962	1995
Lake Charles, LA	KPLC-TV	175	7	NBC	2011	1	0.09	1954	1986
Jonesboro, AR	KAIT-TV	179	8	ABC	2004	1	0.08	1963	1986

*KLTV-TV and KTRE-TV have been operating under short term renewals of their existing ABC affiliation contracts since their original expiration date in 2002. It is anticipated that new affiliation contract negotiations will be completed and the Company will enter into long term contracts for these stations sometime during 2004.

(1) Market rank is based on the relative size of the designated market areas among the 212 generally recognized designated market areas in the U.S.

(2) Contracts may be subject to renewal provisions that effectively extend the expiration date.

(3) Station rank in its market area based on Nielsen Media Research average 3 book estimates (February, May, and November) 2003 ratings (Sun. – Sat.; 6:00A-2:00A).

(4) Based on Nielsen Media Research estimates.

The Company currently owns and operates fifteen network-affiliated television stations in the South and Midwest, thirteen of which were ranked No. 1 or No. 2 in their markets based on Nielsen Media Research average 3 book estimates (February, May, and November) 2003 ratings (Sun. – Sat.; 6:00A-2:00A). Eight of its stations are affiliated with NBC, five with ABC, and two with CBS. The fifteen stations cover approximately 3.56% of U.S. households.

The fifteen stations operate in designated market areas ranked 50 to 179. All of the Company's stations are located in geographically diverse and growing markets. Eleven of the fifteen stations are located in university centers. Many of the stations are also located in markets that are home to a mixture of large manufacturing plants, state capitals, transportation hubs, and United States military bases. None of the TV markets represented more than 11% of the revenues or 16% of operating income for the fiscal year ending December 31, 2003.

Since the sale of its insurance operations in 2000, the Company has embarked on a program to leverage its scale as a group broadcaster through the centralization of certain sales, business office and other operational functions. It has installed new technology for accounting, traffic and billing, and sales management, and created new centralized positions in accounting, sales, and engineering, which allow it to perform certain functions on an aggregated basis. In addition to the operational efficiencies gained, the Company uses its leverage as an owner of fifteen television stations to negotiate contracts for certain of the products and services used by its stations on a group basis, rather than on an individual station-by-station basis. The Company believes that it is able to negotiate more favorable terms for the group as a whole for these products and services than it would on an individual station-by-station basis. The Company continues to examine other methods of realizing the benefits of the station group as a whole, and will continue to further refine its operational structure and procedures as additional opportunities are identified.

The Company also operates a cable advertising company, CableVantage, Inc. ("Cable Vantage"), through which it represents eleven independent cable operators in 20 locations that, in combination, reach nearly one half million subscribers.

Network Affiliations

Each of the stations is affiliated with a major network. The NBC affiliation contracts with each of the NBC affiliated stations have been continuously in effect for over forty years. The CBS and ABC affiliation contracts have each been continuously in effect for over thirty years.

The affiliation contracts provide that the network will offer to the affiliated station a variety of network programs, for which the station has the right of first refusal against any other television station located in its community. The network typically retains the rights to sell a substantial majority of the advertising time during such broadcasts. The major networks typically provide programming for approximately 90 hours of the average 135 hours per week broadcast by their affiliated stations.

Historically, the networks have paid local stations, in accordance with the terms of their network affiliation contracts, for airing network programming. This is called network compensation. During 2001, the Company completed negotiations with NBC regarding its network affiliation contracts, and entered into a ten year agreement that calls for compensation payments from NBC for the first five years and is compensation neutral thereafter. The Company renegotiated its CBS network affiliation contracts during 2003, and entered into a compensation neutral eleven year agreement. While the Company is currently operating under the terms of its existing ABC network affiliation contacts, it is anticipated that new affiliation contract negotiations will be completed during 2004. At this time, it is not known what the exact outcome of these negotiations will be; however, the Company does anticipate continuing its relationship with the network.

Each network has the right to terminate its affiliation contract in the event of a material breach of such agreement by a station and in certain other circumstances.

Sources of Television Operating Revenues

The following table shows the approximate percentage of the Company's gross television station revenues by source for the three years ended December 31, 2003:

	2003	2002	2001
Local and regional advertising	59%	55%	61%
National spot advertising	31	29	32
Network compensation	2	2	4
Political advertising	5	12	1
Other	3	2	2

Local and regional advertising is sold by each station's own sales representatives to local and other non-national advertisers or agencies. Generally, these contracts are short-term, although occasionally, longer-term packages will be sold. National spot advertising (generally a series of spot announcements between programs or within the station's own programs) is sold by the station or its sales representatives directly to agencies representing national advertisers. Most of these national sales contracts are also short-term, often covering spot campaigns running for thirteen weeks or less. Network compensation is the amount paid by the network to its affiliated stations for broadcasting network programs. Political advertising is generated by national and local elections, which can vary greatly from both market to market and year to year.

A television station's rates are primarily determined by the estimated number of television homes it can provide for an advertiser's message. The estimates of the total number of television homes in a market and of the station's share of those homes are based on the Nielsen Media Research industry-wide television rating service. The demographic make-up of the viewing audience is equally important to advertisers. A station's rate card for national and local advertisers takes into account, in addition to audience delivered, such variables as the length of the commercial announcements and the quantity purchased. Because television stations rely on advertising revenues, they are sensitive to cyclical changes in the national and local economy. The size of advertisers' budgets, which are affected by broad economic trends, affect the broadcast industry in general. The strength of the local economy in each station's market also significantly impacts revenues. The advertising revenues of the stations are generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Additionally, advertising revenues in even-numbered years can benefit from demand for advertising time in Olympic broadcasts and advertising placed by candidates for political offices. A station's local market strength, especially in local news ratings, is the primary factor that buyers use when placing political advertising. From time to time, proposals have been advanced in Congress to require television broadcast stations to provide some advertising time to political candidates at no charge, which would potentially reduce advertising revenues from political candidates.

The Company also has ancillary operations in cable advertising sales. Revenues from these operations amount to $15.6 million, $16.2 million and $13.2 million for calendar years 2003, 2002, and 2001, respectively. The cable advertising sales are generated by CableVantage, a marketing company designed to assist local cable operators in the sale of commercial time available in cable network programs. CableVantage was formed in 1994 to create business opportunities with cable operators and build revenues from programs and services specifically produced for cable.

Competition

The television broadcasting industry competes with other leisure time activities for the time of viewers and with all other advertising media for advertising dollars. Within its coverage area, a television station competes with other stations and with other advertising media serving the same area. The outcome of the competition among stations for advertising dollars in a market depends principally on share of audience, advertising rates, and the effectiveness of the sales effort.

The stations compete for television viewers against other local network affiliated and independent stations, as well as against cable and alternate methods of television transmission. The primary basis of this competition is program popularity. A majority of daily programming is supplied by the network with which each station is affiliated. In time periods in which the network provides programming, stations are primarily dependent upon the performance of the network programs in attracting viewers. Stations compete in non-network time periods based on the performance of their programming during such time

periods, using a combination of self-produced news, public affairs, and other entertainment programming, including syndicated programs, which the stations believe will be attractive to viewers. The Company believes that its stations have strong competitive positions in their local markets, enabling them to deliver a high percentage of the local television audience to advertisers. The Company's commitment to local news programming is an important element in maintaining its current market positions.

The competition includes cable television, which brings additional television programming, including pay cable (HBO, Showtime, Movie Channel, etc.), into subscribers' homes in a television station's service area. Other sources of competition include home entertainment systems (including video cassette recorders and playback systems, videodiscs, and television game devices), the Internet, multichannel multipoint distribution systems, wireless cable, satellite master antenna television systems, and some low power in-home satellite services. Stations also face competition from high-powered direct broadcast satellite services, such as Echostar and Direct-TV, which transmit programming directly to homes equipped with special receiving antennas. Stations compete with these services both on the basis of service and product performance (quality of reception and number of channels that may be offered) and price (the relative cost to utilize these systems compared to broadcast television viewing). The direct broadcast satellite companies have begun to extend their services to those size markets in which Liberty's stations operate. Liberty has negotiated retransmission consents, including fee payments based on the number of subscribers, with both Echostar and Direct-TV for a number of its markets. By the end of 2004, Liberty expects that it will have five stations receiving compensation from the direct broadcast satellite companies in exchange for the right to use their signals.

Further advances in technology and further consolidation in the broadcast industry may increase competition for household audiences and advertisers. Video compression techniques, now in use with direct broadcast satellites and in development for cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These technological developments, which are applicable to all video delivery systems including over-the-air broadcasting, have the potential to allow additional programming to highly targeted audiences. The ability to reach narrowly defined audiences may further fragment viewers and influence advertiser spending. The television broadcasting industry is continually faced with such technological change and innovation. The Company is unable to predict the effect that technological changes will have on the broadcast television industry in general, or more specifically to its own operations. Consolidation in the broadcast television industry introduces new, large competitors. Many of the current and potential competitors have greater financial, marketing, programming, and broadcasting resources than Liberty. The Company plans to meet the challenge of a consolidating industry by continuing its growth strategy and pursuing new synergistic opportunities.

Mandated Conversion to Digital Technology

Unless exempted by a specific FCC extension, all station affiliates of ABC, CBS, NBC, FOX, and other non-affiliated commercially licensed stations were required to transmit a digital signal on their approved channels by May 1, 2002. Many television stations, including some of the Company's, were granted two six-month extensions for tower construction delays or equipment unavailability. These extensions granted a delay in the deadline to May 1, 2003. Eleven of Liberty's 15 stations were broadcasting their digital signals by May 1, 2003. Four others received extensions because of FCC administrative delays in processing requests for channel changes. One of the four remaining stations is expected to be broadcasting a digital signal by May 1, 2004. One other station is expected to be broadcasting its digital signal by the end of 2004. The remaining two stations may receive FCC approval of their channel change request during 2004, and begin broadcasting their digital signal in early 2005. Liberty expects no FCC penalties as a result of these administrative delays.

As the Company develops its digital technology, given its dominant presence in its markets, the Company believes it will be attractively positioned as a potential partner for new digital or data stream businesses that wish to develop in its markets. The Company has thus far invested $28 million in preparation for the transition to digital television, and estimates that an additional $7 million may be required over the next 18 months for towers, antenna systems, transmitters, transmitter buildings, and other related equipment. This investment will establish basic full power digital television pass through at our fifteen stations, including simulcasting existing analog programming.

Federal Regulation of Broadcasting

The following is a brief discussion of certain provisions of the Communications Act of 1934, as amended ("the Communications Act"), and of FCC regulations and policies that affect the business operations of the Company. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC, on which this discussion is based, for further information concerning the nature and extent of FCC regulation of television broadcasting stations.

FCC Regulation. The ownership, operation, and sale of television stations are subject to the jurisdiction of the FCC by authority granted it under the Communications Act. The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a television station for violations of the FCC's rules and regulations. Matters subject to FCC oversight include, but are not limited to:

- the assignment of frequency bands of broadcast television;
- the approval of a television station's frequency, location, and operating power;
- the issuance, renewal, revocation or modification of a television station's FCC license;
- the approval of changes in the ownership or control of a television station's license;
- the regulation of equipment used by television stations; and
- the adoption and implementation of regulations and policies concerning the ownership and operation of television stations.

License Renewals, Assignments and Transfers. Television broadcast licenses are granted for a maximum term of eight years (five years prior to 1996) and are subject to renewal upon application to the FCC. The FCC prohibits the assignment of a license or the transfer of control of a broadcasting licensee without prior FCC approval. In determining whether to grant or renew a broadcasting license, the FCC considers a number of factors pertaining to the applicant, including compliance with a variety of ownership limitations and compliance with character and technical standards. During certain limited periods when a renewal application is pending, petitions to deny a license renewal may be filed by interested parties, including members of the public. Such petitions may raise various issues before the FCC. The FCC is required to hold evidentiary, trial-type hearings on renewal applications if a petition to deny renewal of such license raises a "substantial and material question of fact" as to whether the grant of the renewal application would be inconsistent with public interest, convenience and necessity. The FCC must grant the renewal application if, after notice and opportunity for a hearing, it finds that the incumbent has served the public interest and has not committed any serious violation of FCC requirements. If the incumbent fails to meet that standard, and if it does not show other mitigating factors warranting a lesser sanction, the FCC has authority to deny the renewal application and consider a competing application. The Company's renewal applications have always been granted without hearing for the full term.

Multiple and Cross-Ownership Rules. On a national level, the FCC rules generally prevent an entity or individual from having an attributable interest in television stations with an aggregate audience reach in excess of 39% of all U.S. households. On a local level, the "duopoly" rule prohibits or restricts attributable interests in two or more television stations with overlapping service areas and the "one-to-a-market" rule restricts such interests in television and radio stations serving the same market.

In 2003, the FCC released its bi-annual review of media ownership rules. Under the new rules, the "duopoly", "one-to-a-market", and newspaper-television cross-ownership prohibition rules were relaxed to allow broadcasters to own, under certain circumstances, more than one television station, or certain combinations of television stations, radio stations, and daily newspapers, in the same local area.

Most broadcasters and many in Congress felt that the new rules were not deregulatory enough, while consumer groups and others in Congress felt the regulations had been liberalized too much. The result was that the new rules were stayed while various interested parties asked the courts to intervene. The Federal Appeals Court in Philadelphia won custody of the proceeding and is expected to rule on the FCC's media ownership regulatory changes sometime in 2004.

The FCC generally applies its ownership limits only to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding broadcast licenses, the interest of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock (or 10% or more of such stock in the case of insurance companies, mutual funds, bank trust departments, and certain other passive investors that are holding stock for investment purposes only) are generally deemed to be attributable, as are positions as an officer or director of a corporate parent of a broadcast licensee.

In January of 2004, Congress passed an Omnibus Bill, which, among other things, directed the FCC to set the national TV media ownership cap at 39%. Specifically, a single entity may hold "attributable interests" in an unlimited number of U.S. television stations, provided that those stations operate in markets containing cumulatively no more than 39% of the

television homes in the U.S. For this purpose, generally only 50% of the television households in a market are counted towards the 39% national restriction if the owned station is a UHF station. The television homes that the Company's stations reach is well below the 39% national limit.

Because of these multiple and cross-ownership rules, a purchaser of the common stock who acquires an attributable interest in the Company may violate the FCC's rules if that purchaser also has an attributable interest in other television stations, radio stations, daily newspapers, or cable systems, depending on the number and location of those radio or television stations or daily newspapers or cable systems. Such a purchaser also may be restricted in the companies in which it may invest to the extent that those investments give rise to an attributable interest. If an attributable stockholder of the Company violates any of these ownership rules or if a proposed acquisition by the Company would cause such a violation, the Company may be unable to obtain from the FCC one or more authorizations needed to conduct its television station business and may be unable to obtain FCC consents for certain future acquisitions.

Alien Ownership. Under the Communications Act, broadcast licenses may not be granted to or held by any corporation having more than one-fifth of its capital stock owned of record or voted by non-U.S. citizens (including a non-U.S. corporation), foreign governments or their representatives (collectively, "Aliens") or having an Alien as an officer or director. The Communications Act also prohibits a corporation, without an FCC public interest finding, from holding a broadcast license if that corporation is controlled, directly or indirectly, by another corporation, any officer of which is an Alien, or more than one-fourth of the directors of which are Aliens, or more than one-fourth of the capital stock of which is owned of record or voted by Aliens, unless the FCC finds that such ownership would be in the public interest. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including general and limited partnerships. As a result of these provisions, since the Company serves as a holding company for the various television station licensee subsidiaries, it cannot have more than 25% of the capital stock owned of record or voted by Aliens, cannot have an officer who is an Alien, and cannot have more than one fourth of its Board of Directors consisting of Aliens.

Restrictions on Broadcast Advertising. The advertising of cigarettes on broadcast stations has been banned for many years. The broadcast advertising of smokeless tobacco products has also been banned by Congress. Certain Congressional committees have, in the past, examined legislative proposals to eliminate or severely restrict the advertising of beer and wine. The Company cannot predict whether any or all of the present proposals will be enacted into law and, if so, what the final form of such a law might be. The elimination of all beer and wine advertising could have a material adverse effect on the Company's revenues and operating profits as well as the revenues and operating profits of other stations that carry beer and wine advertising. In recent years, some television stations, including Liberty stations in selected markets, have experimented with advertising for hard liquor products. In 2002, NBC reversed a decision made a year earlier to take advertising for hard liquor. Pressure from key members of Congress and various social activist groups played a major role in NBC's decision. It is not possible for the Company to predict how Congress might act legislatively in response to the airing of hard liquor advertising.

The FCC has recently lifted its prohibition of broadcast advertising by casinos in markets where the state does not have its own prohibition. The Company has several stations in states where casino gambling is legal and no such state prohibition exists.

In 2003, the United States Supreme Court reviewed and upheld a majority of the portions of the Bipartisan Campaign Reform Act of 2002 that affected broadcasters. The law mandates specific changes which could impact political advertising. The new law will restrict the availability of "soft money" in election campaigns; prevent organizations from using general revenues to fund issue ads before elections; and require significant additional record-keeping for television stations. The Company cannot say with certainty if or how the volume of political spending will be impacted by the Court's ruling.

Cable and Satellite "Must-Carry" or "Retransmission Consent" Rights. The 1992 Cable Act, enacted in October 1992, requires television broadcasters to make an election to exercise either certain "must-carry" or "retransmission consent" rights in connection with their carriage by cable television systems in the station's local market. If a broadcaster chooses to exercise its must-carry rights, it may demand carriage on a specified channel on cable systems within its designated market area. Must-carry rights are not absolute, and their exercise is dependent on variables such as the number of activated channels on, and the location and size of, the cable system, and the amount of duplicative programming on a broadcast station. Under certain circumstances, a cable system may decline to carry a given station. If a broadcaster chooses to exercise its retransmission consent rights, it may prohibit cable systems from carrying its signal, or permit

carriage under a negotiated compensation arrangement. Generally, the stations have requested must-carry status from the cable operators in their outlying coverage areas and have negotiated retransmission consent agreements with the cable operators in their metro coverage areas. Certain of the Company's stations are currently in negotiation with various cable television systems to extend their retransmission agreements. At this time, it is not known what the exact outcome of these negotiations will be. However, the Company does not anticipate encountering any significant difficulties during this process.

Cable operators are not currently required to carry both a station's analog and digital signal at the same time. However, it is anticipated that the Company will eventually be able to negotiate the retransmission of both its analog and digital signals with the cable television systems in its markets.

Under the Satellite Home Improvement Act, satellite carriers are permitted to retransmit a local television station's signal into its local market with the consent of the local television station. If a satellite carrier elects to carry one local station in a market, the satellite carrier must carry the signals of all local television stations that also request carriage.

Advanced Television Technology. At present, U.S. television stations broadcast signals using the "NTSC" system, an analog transmission system named for the National Television Systems Committee, an industry group established in 1940 to develop the first U.S. television technical broadcast standards. In late 1996, the FCC approved a new digital television ("DTV") technical standard to be used by television broadcasters, television set manufacturers, the computer industry, and the motion picture industry. This DTV standard will allow the simultaneous transmission of multiple streams of video programming and data on the bandwidth presently used by a single normal analog channel.

The FCC presently plans for the DTV transition period to end by 2006, or upon 85% market penetration of DTV sets. At that time, broadcasters will be required to discontinue analog operations and to return their present channels to the FCC. Given that the penetration of DTV sets in 2006 will likely be below the threshold Congress has set for returning the analog spectrum, it is probable that broadcasters will continue to utilize both analog and digital spectrum beyond 2006.

The FCC is expected to apply to DTV certain of the rules applicable to analogous services in other contexts, including certain rules that require broadcasters to serve the public interest, and may seek to impose additional programming or other requirements on DTV service. The Telecom Act requires the FCC to impose fees upon broadcasters if they choose to use the DTV channel to provide paid subscription services to the public. The FCC has determined that broadcasters should pay a fee of 5% of gross revenues received for such subscription services should the broadcaster provide subscription services on their DTV channels.

In some cases, conversion to DTV operations may reduce a station's geographical coverage area. In addition, the FCC's current implementation plan would maintain the secondary status of low-power stations in connection with its allotment of DTV channels. The DTV channel allotment will result in displacement of a substantial number of existing low-power stations, particularly in major television markets. Accordingly, the low-power broadcast stations may be materially adversely affected. The Company does not currently own any low-power stations.

Recent Developments, Proposed Legislation, and Regulation. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations, and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation and ownership of the Company's broadcast properties. In addition to the changes and proposed changes noted above, these matters include, for example, additional spectrum use fees, political advertising rates, potential restrictions on the advertising of certain products like hard liquor, beer and wine, and revised rules and policies governing equal employment opportunity. Other matters that could affect its broadcast properties include technological innovations and development generally affecting competition in the mass communications industry.

The foregoing does not purport to be a complete summary of all the provisions of the Communications Act, the Telecom Act, or the regulations and policies of the FCC under either act. Proposals for additional or revised regulations and requirements are pending before and are being considered by Congress and federal regulatory agencies from time-to-time. Management is unable at this time to predict the outcome of any of the pending FCC rulemaking proceedings referenced above, the outcome of any reconsideration or appellate proceedings concerning any changes in FCC rules or policies noted above, the possible outcome of any proposed or pending Congressional legislation, or the impact of any of those changes on its broadcast operations.

Other Business. In addition to the operating subsidiaries, the Company has other minor organizations. These include the Company's administrative staff, a property development and management company, and transportation operations.

Industry Segment Data. Information concerning the Company's industry segments is contained in the Notes to the Consolidated Financial Statements on page 30 of this report and is incorporated in this Item 1 by reference.

Employees. At December 31, 2003 the Company had approximately 1,500 employees.

Internet Address. The Company maintains its Internet website at www.libertycorp.com. The Company makes available free of charge through its Internet website, or upon written request, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports, its Code of Ethics, any amendments or waivers to its Code of Ethics, its Corporate Governance Policy, and all Board Committee charters.

Item 2. Properties

The Company leases the space for its main office, which is located at 135 South Main Street, Greenville, SC.

The Company owns its television broadcast studios, office buildings and transmitter sites in Columbia, SC; Montgomery, AL; Toledo, OH; Louisville, KY; Evansville, IN; Jonesboro, AR; Lake Charles, LA; Biloxi, MS; Albany, GA; Harlingen, TX; Lubbock, TX; Wilmington, NC; Jackson, MS; Tyler, TX; and Lufkin, TX.

Item 3. Legal Proceedings

The Company is not currently engaged in legal proceedings of material consequence other than ordinary routine litigation incidental to its business. Any proceedings reported in prior filings have been settled or otherwise satisfied.

Item 4. Submission of Matters to a Vote of Shareholders

None during the fourth quarter of 2003.

PART II

Item 5. Market for the Registrant's Common Stock and Related Security Stockholder Matters

The Liberty Corporation's Common Stock is listed on the New York Stock Exchange under the symbol LC. As of December 31, 2003, 878 shareholders of record in 39 states, the District of Columbia, Australia, and Canada held the 18,930,500 Common Stock shares outstanding. Quarterly high and low stock prices and dividends per share as reported by New York Stock Exchange Composite Price History were:

	2003			2002			2001		
	Market Price Per Share		**Quarterly Dividend Per Share**	Market Price Per Share		Quarterly Dividend Per Share	Market Price Per Share		Quarterly Dividend Per Share
	High	**Low**		High	Low		High	Low	
Fourth Quarter	**$47.25**	**$41.89**	**$0.24**	$40.50	$32.10	$0.22	$44.25	$39.00	$0.22
Third Quarter	**45.00**	**40.91**	**0.24**	40.08	28.50	0.22	42.00	38.45	0.22
Second Quarter	**45.30**	**40.46**	**0.24**	45.00	39.00	0.22	40.00	33.80	0.22
First Quarter	**43.60**	**37.85**	**0.24**	42.51	39.20	0.22	42.32	33.25	0.22

The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends, as they are dependent on future earnings, capital requirements and the Company's financial condition.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone (800) 937-5449, extension 6820

For a free copy of the 10-K or other information, contact:
The Liberty Corporation Shareholder Relations
Box 502
Greenville, SC 29602
Telephone (864) 241-5400

Written shareholder correspondence and requests for transfer should be sent to:
American Stock Transfer & Trust Company
Attn: Shareholder Relations
6201 15th Avenue, Floor 3L
Brooklyn, NY 11219

Dividend Reinvestment and Direct Stock Purchase and Sale Plan
A brochure describing this service may be obtained by writing or calling:
American Stock Transfer & Trust Company
P.O. Box 922
New York, NY 10269-0560
Telephone: (877) 322-4926 (toll free)
Internet: WWW.investpower.com

Direct Deposit of Cash Dividends
For information on this service, call American Stock Transfer & Trust Company toll free at 800-937-5449, extension 6820

Equity Compensation Plan Information

Plan Category	**Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)**	**Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)**	**Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)**
Equity compensation plans approved by security holders	1,034,210	$35.09	669,138
Equity compensation plans not approved by security holders	--	N/A	N/A
Total	**1,034,210**	**$35.09**	**669,138**

Item 6. Selected Financial Data

(In $000's, except per share data)	Years Ended December 31, 2003	2002	2001	2000	1999
Net revenues *	**$200,284**	$206,678	$178,431	$173,672	$154,000
Income from continuing operations	**$23,897**	$32,995	$16,576	$24,995	$18,630
Income from discontinued operations**	--	--	--	28,563	25,939
Cumulative effect of a change in accounting principle***	--	(47,388)	--	--	--
Net income (loss)	**$23,897**	$(14,393)	$16,576	$53,558	$44,569
Adjusted net income (loss)****	**$23,897**	$32,995	$25,947	$57,715	$46,842
Income from continuing operations per diluted share	**$1.24**	$1.68	$0.84	$1.27	$0.91
Income from discontinued operations per diluted share	--	--	--	1.45	1.34
Cumulative effect of a change in accounting principle per diluted share***	--	(2.41)	--	--	--
Net income (loss) per diluted share	**$1.24**	$(0.73)	$0.84	$2.72	$2.25
Adjusted net income per diluted share****	**$1.24**	$1.68	$1.32	$2.93	$2.42
Dividends per common share	**$0.96**	$0.88	$0.88	$0.88	$0.88
Assets	**$662,265**	$670,751	$730,195	$896,007	$858,302
Notes, mortgages and other debts	--	--	--	--	$234,000
Shareholders' equity	**$522,000**	$538,236	$581,671	$580,993	$554,224

* During 2000, the Company acquired four television stations located in Texas and Mississippi.

** In November of 2000, the Company sold it insurance operations.

*** See Note 4 of the Consolidated Financial Statements regarding the cumulative effect of a change in accounting principle related to the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets"

**** Includes adjustments to reflect the effect of Statement of Financial Accounting Standards No. 142 had it been effective as of January 1, 1999.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Liberty Corporation is a holding company with operations primarily in the television broadcasting industry. The Company's television broadcasting subsidiary, Cosmos Broadcasting, consists of fifteen network-affiliated television stations principally located in the Southeast and Midwest, a cable advertising company, and a professional broadcast equipment dealership. Eight of the Company's television stations are affiliated with NBC, five with ABC, and two with CBS.

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information contained herein or in any other written or oral statements made by, or on behalf of the Company, are or may be viewed as forward-looking. The words "expect", "believe", "anticipate" or similar expressions identify forward-looking statements. Although the Company has used appropriate care in developing any such forward-looking information, forward-looking information involves risks and uncertainties that could significantly impact actual results. These risks and uncertainties include, but are not limited to, the following: changes in national and local markets for television advertising; changes in general economic conditions, including the performance of financial markets and interest rates; competitive, regulatory, or tax changes that affect the cost of or demand for the Company's services; and adverse litigation results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments, or otherwise.

EXECUTIVE SUMMARY

While net revenues were down approximately $6.4 million on a year-over-year basis, a decrease in net revenues was expected for 2003. There were record amounts of political spending during 2002, with the Company realizing $27.3 million of revenue from political spending in that year. The year 2003 was an off-cycle year for national elections, and as such, lower political revenues were to be expected. Increases in national and local revenue helped offset the impact of the lower level of political revenue in 2003. Operating expenses increased, due mainly to planned employee costs and the training and expenses associated with the installation of new traffic and billing software at the Company's television stations, coupled with a change in the accounting estimate of the useful lives used to account for certain equipment.

During 2003, the Company had capital expenditures of approximately $22.0 million and repurchased $26.6 million of its common stock. At December 31, 2003, the Company had cash and cash equivalents of approximately $62.2 million and no debt outstanding. No amounts were drawn on the Company's $100 million credit facility during 2003.

Subsequent to December 31, 2003, the Company renewed the credit facility extending its maturity date to May 18, 2005. Also subsequent to December 31, 2003, the Company's Board of Directors declared a special dividend of $4.00 per share, or approximately $75.7 million. The Company may use a portion of its $100 million credit facility to fund a portion of the special dividend.

SIGNIFICANT ACCOUNTING POLICIES AND ASSUMPTIONS

Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. Actual results could differ from those estimates and assumptions.

Some of the more significant, and the most sensitive, of the Company's accounting policies and assumptions relate to the consolidation of variable interest entities, as governed by Financial Accounting Standards Board Interpretation 46 ("FIN 46"), the procedures the Company uses to value its FCC licenses and Goodwill in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), the procedures to evaluate certain of its investments for impairment, and the assumptions used to determine the recoverability of deferred tax assets.

FIN 46 requires the Company to use estimates and assumptions to determine if an investment or other relationship with a third party qualifies as a variable interest entity, and if it does qualify, to determine if that entity should be consolidated into the Company's financial statements. The estimates include, among other things, the future cash flows of the third party, terminal multiples for assumed liquidation values, and discount rates to be used in present value calculations.

SFAS No. 142 requires the Company to use estimates and assumptions to determine the estimated fair value of its individual stations and its station group as a whole. The estimates and assumptions include, among other things, the future cash flows to be generated by its stations, terminal multiples for assumed station sales, discount rates to be used in present value calculations, assumed values for fixed assets and network affiliation contracts, and future capital expenditure levels.

The Company establishes impairments on specific assets at the time the company determines the assets to have been impaired. In performing this determination, management utilizes mathematical models, market information, and valuation information supplied by investee companies to determine if an impairment exists. Changes in market conditions or the valuations of the investee companies could change the outcome of the Company's judgments regarding the future impairment of its investments.

Deferred tax assets and liabilities are based on estimated timing differences between the book and tax basis of certain assets and liabilities. These estimates may be affected by future changes in enacted tax legislation and the results of regulatory review. Realization of deferred tax assets is principally dependent upon the achievement of projected future taxable income. The Company's judgments regarding future profitability may change due to future market conditions, among other factors.

Please see Note 2 to the Consolidated Financial Statements for information relating to other less sensitive accounting policies and estimates used by the Company.

SEASONALITY OF TELEVISION REVENUES

The Company's revenues are usually subject to seasonal fluctuations. The advertising revenues of the stations are generally highest in the second and fourth quarter of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Additionally, advertising revenues in even-numbered years tend to be higher, as they benefit from advertising placed by candidates for political offices and demand for advertising time in Olympic broadcasts.

From time to time, proposals have been advanced in the U.S. Congress and at the FCC to require television broadcast stations to provide advertising time to political candidates at no or reduced charge, which would eliminate, in whole or in part, advertising revenues from political candidates.

SUMMARY OF CONSOLIDATED RESULTS

The Year 2003 Compared With 2002

(In $000's)	**2003**	2002	Change
National	**$ 67,045**	$ 64,174	$ 2,871
Local and regional	**127,233**	122,542	4,691
Political	**10,657**	27,299	(16,642)
Network	**4,229**	4,324	(95)
Other broadcasting	**7,097**	6,260	837
Gross station revenues	**216,261**	224,599	(8,338)
Agency commissions	**(31,625)**	(34,147)	2,522
Station revenues (net of commissions)	**184,636**	190,452	(5,816)
Cable and other (net of commissions)	**15,648**	16,226	(578)
Net revenues	**$ 200,284**	$ 206,678	$ (6,394)

Net revenues for the year ended December 31, 2003 were $200.3 million, a decrease of $6.4 million from the $206.7 million reported for 2002. Net station revenues were $184.6 million for 2003, a decrease of $5.8 million from the $190.5 million reported for 2002. The most significant component of the decrease in revenues is related to the lower levels of political revenue in 2003 as compared to 2002, as discussed below.

National revenue increased $2.9 million on a year-over-year basis due mainly to increases in automotive advertising by the auto manufacturers. Local and regional advertising was up $4.7 million, due mainly to increases in automotive advertising by local auto dealerships and increases in healthcare and retail advertising. Political revenue for 2003 was $10.7 million as compared to $27.3 million in 2002. The year 2002 was a national election year and had record political revenues, as "soft money" was expected to be banned following that election cycle, and political support groups employed a "use it or lose it" philosophy.

Operating expenses (including the amortization of program rights) increased $5.6 million from 2002, or five percent. The broadcasting segment's operating expenses were $115.8 million for 2003, an increase of $6.1 million over the $109.7 million reported for 2002. The increase in operating expenses is mainly attributable to increases in medical costs, planned annual increases in employee compensation, training and travel related to the installation of new traffic and billing software, and net losses on the disposal of fixed assets. During the year, a significant portion of the Company's DTV equipment came on line, and significant amounts of other equipment were upgraded to digital. The new equipment and upgrades necessitated the retirement of a number of assets that were not yet fully depreciated. In addition, during the fourth quarter of 2003 the Company recorded a charge of $0.7 million related to a change in the estimates of the useful lives used to account for back-up and redundant equipment. The new estimates resulted in the retirement of all assets that had not been utilized in the last twelve to twenty-four months. This early retirement of assets and the changes in accounting estimates resulted in $2.2 million of net losses on disposal during 2003.

Depreciation and amortization was $18.5 million for the year ended December 31, 2003, an increase of $0.7 million from the $17.8 million reported for 2002. The increase in depreciation expense is partially attributable to the depreciation recorded on the DTV equipment that came on line during 2002 and 2003.

Corporate, general, and administrative expenses were $14.4 million for the year ended December 31, 2003, an increase of $0.9 million over the $13.5 million reported for 2002. Reductions in workers compensation expenses and legal and other professional fees were offset by higher directors' and officers' insurance premiums and onetime charges related to the wind up of contract obligations with the Company's previous traffic and billing software vendor. During the fourth quarter of 2003, the Company negotiated an exit from the contract with its previous software vendor, making a payment of approximately $0.4 million in satisfaction of a portion of the remaining term of the contract.

Net investment income for 2003 was a loss of $0.3 million, as compared to a gain of $0.6 million in 2002. Interest earned on cash balances and notes receivable was offset by impairments in the Company's venture capital, and strategic investment portfolios. During the year the Company reduced the carrying amounts of certain investments in its venture capital portfolio based on fair value information provided by the investment fund's managers, and in its strategic investment portfolio based on an investee company receiving a "going concern" opinion on its 2002 audited financial statements.

The effective tax rate was 37.5% for both 2003 and 2002.

The Year 2002 Compared With 2001

(In $000's)	**2002**	2001	Change
National	**$ 64,174**	$ 61,476	$ 2,698
Local and regional	**122,542**	118,034	4,508
Political	**27,299**	1,957	25,342
Network	**4,324**	7,894	(3,570)
Other broadcasting	**6,260**	3,172	3,088
Gross station revenues	**224,599**	192,533	32,066
Agency commissions	**(34,147)**	(27,322)	(6,825)
Station revenues (net of commissions)	**190,452**	165,211	25,241
Cable and other (net of commissions)	**16,226**	13,220	3,006
Net revenues	**$ 206,678**	$178,431	$ 28,247

Net revenues were $206.7 million for the year ended December 31, 2002, an increase of $28.2 million over the $178.4 million reported for 2001. Net station revenues were $190.5 million for 2002, an increase of $25.2 million over the $165.2 million reported for 2001.

National revenue was up four percent on a year-over-year basis due mainly to increases in automotive advertising by the large auto manufacturers. Local and regional advertising was up four percent on a year-over-year basis due mainly to increases in automotive advertising by local auto dealerships and increases in the fast food category. Political revenue was $27.3 million in 2002 versus $2.0 million in 2001. Political revenue was up in 2002, as it was a Congressional election year and a majority of the Company's stations are the leading news providers in their markets. Due to their ability to deliver significant numbers of viewers, they are attractive vehicles for political candidates to use to inform the public of their campaign messages. Network revenues were down 45 percent on a year-over-year basis, as a majority of the Company's stations began operating under new network contracts during the second half of 2001.

Cable and other revenues were $16.2 million for the year ended December 31, 2002, an increase of $3.0 million over the $13.2 million reported for 2001. The increase in cable and other revenues is due to political revenue in 2002 that was not present in 2001, generally stronger advertising environments in several markets, and startup operations at certain locations in the previous year being fully operational during 2002.

Operating expenses (including the amortization of program rights) were $123.3 million for the year ended December 31, 2002, an increase of $11.3 million over the $112.0 million reported for 2001. The broadcasting segment's operating expenses were $109.7 million for 2002, an increase of $9.3 million over the $100.4 million reported for 2001. The increase in operating expenses is mainly attributable to higher levels of sales commissions as a result of the increased revenue base, accruals for performance based compensation in 2002 that were not present during 2001, and increased personnel costs related to the addition of nightly and weekend news casts at one of the Company's stations, along with

annual salary increases across the Company. Cable operating expenses were $12.9 million for 2002, an increase of $1.5 million over the $11.4 million reported for 2001. The increase in cable advertising operating expenses is attributable mainly to increased commissions as a result of the increased revenue base, along with the addition of personnel during the year as start up operations at certain locations in the previous year became fully operational during 2002.

Depreciation and amortization was $17.8 million for the year ended December 31, 2002, a decrease of $14.2 million from the $32.0 million reported for 2001. During the first quarter of 2002, the Company adopted SFAS No. 142 "*Goodwill and Other Intangible Assets*". SFAS No. 142 requires that goodwill and certain other identified intangibles no longer be amortized to earnings, but instead be reviewed for impairment. Had SFAS No. 142 been effective as of the beginning of the first quarter of 2001, reported depreciation and amortization expenses would have been approximately $16.9 million. (See Note 4 of the accompanying Notes to Consolidated Financial Statements for further details.)

Corporate, general, and administrative expenses were $13.5 million for the year ended December 31, 2002, an increase of $1.7 million over the $11.8 million reported for 2001. The increase in corporate, general, and administrative expenses is due to accruals for performance based compensation in 2002 that were not present during 2001, and the non-capitalizable portion of expenses related to the implementation of new accounting systems.

Net investment income was $0.6 million for the year ended December 31, 2002, a decrease of $3.5 million from the $4.1 million reported for 2001. Net investment income during 2002 was comprised mainly of interest earned on cash balances and venture capital distributions, offset by non-cash impairment charges in the Company's venture capital portfolio. Net investment income during 2001 was comprised of significantly higher interest income (due to the interest earned during the first quarter of that year on the large cash balance related to the then as yet unpaid income taxes on the sale of the insurance operations), along with venture capital distributions and gains on the sale of stock in the Company's equity portfolio, offset by impairments taken in the Company's venture capital portfolio.

The effective tax rate was 37.5% and 38.0% for 2002 and 2001, respectively.

INVESTMENTS

During the year ended December 31, 2003, the Company had net investment losses of $0.3 million. Interest earned on cash balances and notes receivable was offset by impairments in the Company's venture capital, and strategic investment portfolios. During 2003, the Company reduced the carrying amounts of certain investments in its venture capital portfolio based on fair value information provided by the investment fund's managers, and in its strategic investment portfolio based on an investee company receiving a "going concern" opinion on its 2002 audited financial statements. At December 31, 2003, other long-term investments, included in the caption "investments and other assets" on the balance sheet, was comprised of approximately 26% private equity securities, 37% private debt securities, 6% real estate related investments, 13% venture capital limited partnerships, and 18% low income housing tax credits and other investments.

The Company has determined that it is not practicable to estimate the fair values of its private equity, venture capital, and low income housing tax credit investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. Fair values for private debt securities are estimated by discounting the expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. Further discussion of investments and valuation is contained in Notes 5 and 13 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's short-term cash needs consist primarily of working capital requirements, expenditures associated with the initial implementation of DTV broadcast operations, regular quarterly dividends to shareholders, and special dividends to shareholders, if and when declared by the Company's Board of Directors. Historically, Liberty's operations have provided sufficient liquidity to fund the operations of the Company and its regular quarterly dividends. While exact costs are not presently known, the additional capital expenditures required over the next eighteen months to comply with the FCC mandated DTV implementation are anticipated to be approximately $7 million. On February 3, 2004, the Company's Board of Directors declared a special dividend of $4.00 per share, or approximately $75.7 million. It is anticipated that the Company will use a portion of its $100 million credit facility to fund some or all of the special dividend.

The Company's primary long-term cash need is the possible need for capital should the Company identify an appropriate acquisition opportunity.

On a consolidated basis, Liberty's net cash provided by operating activities was $61.7 million for 2003, compared to $91.8 million for 2002, and cash used in operating activities of $75.5 million in 2001. The decrease in cash provided by operating activities in 2003 is due mainly to the lower level of revenues from political advertising in 2003 as compared to 2002 and effect of deferred taxes in 2002. The increase in cash provided by operating activities for 2002 as compared to 2001 relates to the payment in 2001 of approximately $132 million of income taxes related to the sale of the Company's insurance operations. Excluding the impact of the income taxes paid related to that sale, adjusted net cash provided by operations was $52.8 million in 2001. The increase in cash provided by operating activities in 2002 as compared to the adjusted 2001 cash provided by operating activities is due mainly to the increase in revenues during 2002.

Liberty's net cash used in investing activities was $24.0 million in 2003 compared to $27.7 million in 2002 and $20.8 million in 2001. The decrease in net cash used in investing activities in 2003 is due to lower levels of net investing activity. During 2003, the Company made $5.9 million of strategic investments, as compared to $13.1 million in 2002. The strategic investments made during 2003 were mainly follow-on investments in the Company's existing strategic investment portfolio. The increase in net cash used in investing activities from 2001 to 2002 was due mainly to increased capital expenditures related to the Company's conversion to digital television broadcasting.

Cash flow used in financing activities for 2003 was $43.4 million versus $31.6 million and $17.2 million in 2002 and 2001, respectively. Cash flow used in financing activities was higher in 2003 and 2002 due mainly to increased activity in the Company's share buy-back program during those periods. During 2003, 2002, and 2001, the Company purchased 625,600, 404,400, and 240,000 shares of its common stock for approximately $26.6 million, $15.3 million, and $9.6 million, respectively.

On February 3, 2004, the Board of Directors of the Company extended to February 28, 2005, the Company's authorization to purchase from time to time up to 4 million shares of stock in the open market or through directly negotiated transactions. Also on February 3, 2004, the Company's Board of Directors declared a special dividend of $4.00 per share, or approximately $75.7 million. The Company may use a portion of its $100 million credit facility to fund a portion of the special dividend.

During 2001, the Company completed negotiations with NBC regarding its network affiliation agreements, and entered into a ten year agreement that calls for compensation payments from NBC for the first five years and is compensation neutral thereafter. During 2003, the Company completed negotiations with CBS regarding its network affiliation agreements and entered into a compensation neutral ten year agreement.

The Company has committed to make certain investments in its venture capital funds when called by the fund's manager. The Company anticipates additional funding related to its venture capital portfolio of $1.0 million over the next one to three years. The Company also anticipates the funding of its private debt and equity holdings of approximately $0.5 million during 2004.

At December 31, 2003, and 2002, the Company had no outstanding debt. On March 21, 2001, the Company entered into a $100 million unsecured 364-day revolving credit facility with a bank. On May 20, 2002, and May 19, 2003, the Company renewed the facility for an additional year on substantially similar terms. No amounts have been drawn on this facility since inception. At the end of the term of the facility, any outstanding principal and interest will come due, unless the bank, in its sole discretion, otherwise extends the facility. The facility provides that the funds drawn may be used for working capital and other general corporate purposes, capital expenditures, repurchases of common stock, acquisitions, and investments. Subsequent to December 31, 2003, the Company renewed the facility on substantially similar terms, extending its maturity date to May 18, 2005.

The Company believes that its current level of cash, expected future cash flows from operations, and its credit facility are sufficient to meet the needs of its businesses. If suitable opportunities arise for additional acquisitions, the Company believes it can arrange for additional debt financing or use Common Stock or Preferred Stock as payment for all or part of the consideration for such acquisitions, or the Company may seek additional funds in the equity or debt markets.

Other Company commitments are shown in Note 16 to the Consolidated Financial Statements. Further discussion of investments and valuation is contained in Notes 2 and 13 to the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2003, the Company had no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations *(In $000's)*	**Payments Due By Period**				
	Total	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Long-Term Debt	$ --	$ --	$ --	$ --	$ --
Capital Lease Obligations	--	--	--	--	--
Operating Lease Obligations	1,524	694	744	68	18
Purchase Obligations	14,350	9,628	4,720	2	--
Other Long-Term Liabilities Reflected on the Registrants Balance Sheet Under GAAP	6,621	500	913	97	5,111
Total	$ 22,495	$ 10,822	$ 6,377	$ 167	$ 5,129

The above table does not take into account the payments that would be required to service outstanding debt should the Company draw upon its currently unused $100 million line of credit. In addition, the table does not reflect amounts related to cash income taxes to be paid in future years. Please see Note 10 to the Consolidated Financial Statements for additional information on historical cash taxes paid.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Portions of the Company's investment portfolio may be exposed to equity price and interest rate risk. While the Company held no marketable equity securities at December 31, 2003 or 2002, it may from time to time have investments in marketable equity securities acquired either through direct purchases or as a result of distributions from its venture capital funds.

As of December 31, 2003, and 2002, real estate related investments totaled $2.7 million and $6.3 million, respectively. These investments consist primarily of residential land and lots in various stages of development and completion, and receivables related to prior land sales. The Company does not plan to make any future investments in real estate, but will continue to manage the existing portfolio to maximize the value to the Company. Substantially all of the remaining investment real estate is located in South Carolina.

Additional disclosures concerning the fair values in relation to the carrying values of the Company's financial instruments are included in Notes 5 and 13 to the Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Information

CONSOLIDATED BALANCE SHEETS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's)

	As of December 31, 2003	As of December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 62,177	$ 67,917
Receivables (net of allowance for doubtful accounts of $1,738 and $1,963 in 2003 and 2002, respectively)	42,364	42,069
Program rights	4,564	4,433
Prepaid and other current assets	3,013	2,982
Income taxes receivable	--	2,370
Deferred income taxes	2,183	5,508
Total current assets	114,301	125,279
Property, plant, and equipment:		
Land	5,657	5,639
Buildings and improvements	48,969	52,638
Furniture and equipment	167,775	157,401
Less: Accumulated depreciation	(125,417)	(120,409)
	96,984	95,269
Intangible assets subject to amortization (net of $841 and $751 accumulated amortization in 2003 and 2002, respectively)	270	369
FCC licenses	304,525	304,285
Goodwill	101,387	101,387
Investments and other assets	44,798	44,162
Total assets	$ 662,265	$ 670,751
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 23,817	$ 24,433
Program contract obligations	4,734	4,486
Accrued income taxes payable	3,874	--
Total current liabilities	32,425	28,919
Unearned revenue	11,802	5,637
Deferred income taxes	89,417	91,647
Other liabilities	6,621	6,312
Total liabilities	140,265	132,515
Shareholders' equity:		
Common stock (authorized – 50,000,000 shares, no par value, shares issued and outstanding – 18,930,500 shares in 2003, 19,423,317 shares in 2002)	71,788	92,978
Unearned stock compensation	(4,405)	(3,802)
Retained earnings	454,379	448,887
Unrealized investment gains	238	173
Total shareholders' equity	522,000	538,236
Total liabilities and shareholders' equity	$ 662,265	$ 670,751

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
THE LIBERTY CORPORATION AND SUBSIDIARIES

(In $000's, except per share data)

	For the Years Ended December 31,		
	2003	2002	2001
REVENUES			
Station revenues (net of commissions)	**$ 184,636**	$ 190,452	$ 165,211
Cable advertising (net of commissions) and other revenues	**15,648**	16,226	13,220
Net revenues	**200,284**	206,678	178,431
EXPENSES			
Operating expenses	**121,642**	115,979	104,054
Amortization of program rights	**7,214**	7,281	7,937
Depreciation and amortization of intangibles	**18,462**	17,762	31,970
Corporate, general, and administrative expenses	**14,382**	13,481	11,820
Total operating expenses	**161,700**	154,503	155,781
Operating income	**38,584**	52,175	22,650
Net investment income (loss)	**(348)**	616	4,086
Income before income taxes and the cumulative effect of a change in accounting principle	**38,236**	52,791	26,736
Provision for income taxes	**14,339**	19,796	10,160
INCOME BEFORE THE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	**23,897**	32,995	16,576
Cumulative effect of a change in accounting principle (net of $29,045 of income taxes)	**--**	(47,388)	--
NET INCOME (LOSS)	**$ 23,897**	$ (14,393)	$ 16,576
BASIC EARNINGS (LOSS) PER COMMON SHARE:			
From continuing operations	**$ 1.25**	$ 1.68	$ 0.85
From the cumulative effect of a change in accounting principle	**--**	(2.41)	--
Basic earnings (loss) per common share	**$ 1.25**	$ (0.73)	$ 0.85
DILUTED EARNINGS (LOSS) PER COMMON SHARE			
From continuing operations	**$ 1.24**	$ 1.68	$ 0.84
From the cumulative effect of a change in accounting principle	**--**	(2.41)	--
Diluted earnings (loss) per common share	**$ 1.24**	$ (0.73)	$ 0.84

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE LIBERTY CORPORATION AND SUBSIDIARIES

(In 000's, except per share data)

	Common Shares Outstanding	Common Stock	Unearned Stock Compensation	Unrealized Investment Gains (Losses)	Retained Earnings	Total[1]
Balance at January 1, 2001	19,538	$99,033	$ --	$690	$481,270	$580,993
Net income					16,576	16,576
Net unrealized investment gains (losses), net of taxes				(753)		(753)
Dividends - Common Stock - $0.88 per share					(17,290)	(17,290)
Stock issued for employee benefit and performance incentive compensation programs	452	14,200	(3,687)			10,513
Income tax benefit resulting from employee exercise of options		1,274				1,274
Stock repurchased	(240)	(9,642)				(9,642)
Balance at December 31, 2001	19,750	104,865	(3,687)	(63)	480,556	581,671
Net loss					(14,393)	(14,393)
Net unrealized investment gains (losses), net of taxes				236		236
Dividends - Common Stock - $0.88 per share					(17,276)	(17,276)
Stock issued for employee benefit and performance incentive compensation programs	77	3,321	(115)			3,206
Income tax benefit resulting from employee exercise of options		73				73
Stock repurchased	(404)	(15,281)				(15,281)
Balance at December 31, 2002	19,423	92,978	(3,802)	173	448,887	538,236
Net income					**23,897**	**23,897**
Net unrealized investment gains (losses), net of taxes				**65**		**65**
Dividends - Common Stock - $0.96 per share					**(18,405)**	**(18,405)**
***Stock issued for employee benefit and performance* incentive compensation programs**	**133**	**5,167**	**(603)**			**4,564**
Income tax benefit resulting from employee exercise of options		**226**				**226**
Stock repurchased	**(625)**	**(26,583)**				**(26,583)**
Balance at December 31, 2003	**18,931**	**$71,788**	**$(4,405)**	**$238**	**$454,379**	**$522,000**

(1) Comprehensive income (loss), which includes the aggregate of net income (loss) and net unrealized investment gains (losses), was $23,962, $(14,157), and $15,823, for 2003, 2002, and 2001, respectively.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's)

	For the Years Ended December 31,		
	2003	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	$ **23,897**	$ (14,393)	$ 16,576
Cumulative effect of a change in accounting principle	**--**	47,388	--
Income before the cumulative effect of a change in accounting principle	**23,897**	32,995	16,576
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities:			
Loss on disposal of operating assets	**2,160**	296	147
Realized investment losses	**1,729**	3,544	2,211
Depreciation	**18,223**	17,063	16,049
Amortization of intangibles	**239**	699	15,921
Amortization of program rights	**7,214**	7,281	7,937
Cash paid for program rights	**(7,097)**	(7,499)	(7,873)
Provision for deferred income taxes	**2,153**	11,900	9,497
Changes in operating assets and liabilities, net of effects of acquisitions:			
Receivables	**(295)**	(2,034)	526
Other assets	**4,049**	17,638	42,865
Accounts payable and accrued expenses	**888**	4,757	(52,479)
Accrued income taxes	**3,874**	--	(128,254)
Unearned revenue	**6,165**	4,756	881
Other liabilities	**(73)**	(293)	(245)
All other operating activities, net	**(1,426)**	695	743
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**61,700**	91,798	(75,498)
INVESTING ACTIVITIES			
Purchase of property, plant, and equipment	**(21,971)**	(24,704)	(13,853)
Proceeds from sale of property, plant, and equipment	**262**	385	750
Investment securities sold	**--**	8,083	2,755
Investment securities acquired	**(5,900)**	(13,110)	(12,502)
Proceeds from sale of investment properties	**3,578**	1,619	2,010
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**(24,031)**	(27,727)	(20,840)
FINANCING ACTIVITIES			
Dividends paid	**(18,405)**	(17,276)	(17,290)
Stock issued for employee benefit and compensation programs	**1,579**	914	9,756
Repurchase of common stock	**(26,583)**	(15,281)	(9,642)
NET CASH PROVIDED BY(USED IN) FINANCING ACTIVITIES	**(43,409)**	(31,643)	(17,176)
INCREASE (DECREASE) IN CASH	**(5,740)**	32,428	(113,514)
Cash at beginning of year	**67,917**	35,489	149,003
CASH AT END OF YEAR	$ **62,177**	$ 67,917	$ 35,489

See notes to consolidated financial statements.

1. Nature of Operations

The Liberty Corporation and Subsidiaries, ("Liberty" or "the Company"), through its operating subsidiary, Cosmos Broadcasting ("Cosmos"), owns fifteen network-affiliated television stations ("the stations"), principally located in the South and Midwest. In addition, Cosmos owns Cable Vantage, a cable advertising sales subsidiary, and Broadcast Merchandising Corporation, a professional broadcast equipment dealership.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements of The Liberty Corporation and Subsidiaries include the accounts of the Company after elimination of all significant intercompany balances and transactions.

Variable interest entities are accounted for in accordance with Interpretation of Financial Standards ("FIN") No. 46 *"Consolidation of Variable Interest Entities"* ("FIN 46"). The Interpretation requires the consolidation of entities by the party that is determined to be the "primary beneficiary" (as defined in FIN 46), as a result of its ownership, contractual or other financial interests in another entity. The Company has evaluated each of its investments to determine if consolidation of the investee company would be required. This analysis required the Company to use a number of estimates. These estimates include, among other things, the future cash flows to be generated by the investee company, terminal multiples for assumed liquidation values, and discount rates to be used in present value calculations. Based on these analyses, it was determined that one investment meets the definition of a "variable interest entity", but that the Company is not the "primary beneficiary" of this entity, and as such none of the Company's investments should be consolidated at December 31, 2003, or any time prior to that date.

Variable Interest Entities

As noted above, the Company performed an evaluation of its investments to determine if any investee companies were "variable interest entities" as defined by FIN 46. One investment was determined to be a variable interest entity. Liberty is a third party investor of the variable interest entity and has no other relationship with it or its management. The investee company is engaged in the development of digital entertainment to be viewed at existing movie theaters. Liberty acquired its interests from time to time since 2002 through the purchase of convertible notes. As of December 31, 2003, the carrying value of those notes, and the associated accrued interest, was approximately $4.9 million. Liberty's maximum exposure to loss as a result of its involvement with this entity is limited to the value of its investment.

Use of Estimates and Assumptions

Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents all highly liquid investments which mature within three months of the date of acquisition. The Company routinely enters into repurchase agreements with banks whereby the Company makes overnight purchases of government securities using its available cash balances. The following day, the bank is required to repurchase the investments from the Company. The Company generally does not require collateral for these investments. Overnight investments of $15,772,000 and $9,309,000 were included in cash and cash equivalents at December 31, 2003 and 2002, respectively.

Receivables

Receivables, net of allowance for doubtful accounts, are carried at cost, which approximates fair value. The Company calculates its allowance for doubtful accounts based on an estimation process. The Company uses a mathematical calculation coupled with the specific identification of certain accounts to estimate its allowance for doubtful accounts. Estimates of the likelihood of collection are made based on a multi-year historical average of the actual collections experience at each station. The Company charges accounts receivable off against its allowance for doubtful accounts when it deems them to be uncollectible on a specific identification basis.

Program Rights

Program rights result from license agreements under which the Company has acquired rights to broadcast certain television program material, and are stated at cost less amortization. The cost of rights acquired is recorded as an asset and a liability when the program material has been accepted and made available for broadcast. Amortization is determined using both straight-line and accelerated methods over the terms of the license agreements. Carrying amounts are regularly reviewed by management for indications of impairment and are adjusted when appropriate to estimated amounts recoverable from future broadcasts of the applicable program material.

FCC Licenses and Goodwill

FCC licenses and goodwill are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 *"Goodwill and Other Intangible Assets"* ("SFAS No. 142"). SFAS No. 142, which the Company adopted during the first quarter of 2002, requires that intangible assets with indefinite lives and goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This review for impairment, performed at least annually, requires management to make certain estimates to determine the estimated fair value of its individual stations and its station group as a whole. These estimates include, among other things, the future cash flows to be generated by its stations, terminal multiples for assumed station sales, discount rates to be used in present value calculations, assumed values for fixed assets and network affiliation contracts, and assumed future capital expenditure levels. Actual results and future market conditions could differ from the estimates and assumptions used.

Program Contract Obligations

Program contract obligations represent the gross amounts to be paid to program suppliers over the life of the contracts. Program rights acquired through the assumption of program contract obligations were approximately $7,345,000 and $7,036,000 for 2003 and 2002, respectively. Commitments for license agreements that were executed but were not reported in the accompanying balance sheets because they were not available for broadcast were $12,815,000 and $9,266,000 for 2003 and 2002, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Depreciation over the estimated useful lives of the properties is determined principally using the straight-line method with lives ranging from 3 to 30 years. During the fourth quarter of 2003, the Company changed the estimates of the useful lives used to account for back-up and redundant equipment. The new estimate results in the retirement of all assets that have not been utilized in the last twelve to twenty-four months. The changes in estimates resulted in a charge of $671,000 in the fourth quarter of 2003.

Station Revenues

Station revenues are generated primarily from the sale of television advertising time, and are recognized in the period during which the advertising spots are aired. Station revenues are presented net of agency commissions of $31,625,000, $34,147,000, and $27,322,000 in 2003, 2002, and 2001, respectively. Station revenues also include revenues from the sale of advertising space on the stations' internet web sites and from network affiliation contracts. Revenues from internet advertising and network affiliation contracts are recognized as earned over the lives of the contracts. Cash payments received in excess of revenue earned to-date on network affiliation contracts are recorded as unearned revenue.

Cable Advertising Revenues

Cable advertising revenues are generated primarily from assisting local cable operators with the sale of commercial time available in cable network programs. Revenues are recognized in the period during which the advertising spots sold by the Company are aired by the local cable operator. Cable advertising and other revenues are presented net of commissions of $2,651,000, $2,712,000, and, $1,636,000 in 2003, 2002, and 2001, respectively.

Concentration of Credit Risk

Significant portions of the Company's accounts receivable are due from local and national advertising agencies. Such amounts are generally unsecured.

Barter Transactions

Revenue from barter transactions is recognized when advertisements are broadcast. Barter revenue is recognized based on the fair value of merchandise or services received by the Company. Revenue from barter transactions was $3,576,000, $2,976,000, and $3,198,000 for the years 2003, 2002, and 2001, respectively.

Merchandise or services received are charged to cost and expense when received or used. Expense related to barter transactions was $3,320,000, $3,079,000, and $3,113,000 for the years 2003, 2002, and 2001, respectively.

Realized and Unrealized Investment Gains and Losses

Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in net investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in net investment income.

Realized gains and losses on the sale of real estate acquired for development and resale are included in net investment income. Realized gains and losses include write-downs for impaired values of investment assets. The Company establishes impairments on specific assets at the time the Company determines that the assets to have been impaired and the impairment can be estimated. In performing this determination, management utilizes mathematical models, market information, and valuation information supplied by investee companies to determine if an impairment exists.

Income Taxes

Income taxes are computed using the liability method as required by SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS No 109"). Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse.

Equity Compensation

In accordance with the provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS No. 123"), the Company has elected to follow the intrinsic value method to account for stock-based compensation. Under the intrinsic value method, because the exercise price of the Company's employee stock options at least equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. Please see Note 9 *Stock Ownership and Stock Option Plans* for a tabular presentation of this information and additional important disclosures regarding the Company's equity compensation programs.

The Company accounts for awards of restricted stock in accordance with SFAS No. 123. The Company recognizes compensation expense equal to the grant date fair value of the restricted stock awards as compensation expense over the vesting period of the restricted shares.

Reclassifications

Reclassifications have been made in the 2002 and 2001 Consolidated Financial Statements to conform to the 2003 presentation.

3. Intangible Assets Subject to Amortization

At December 31, 2003, the Company's intangible assets subject to amortization were comprised of leases acquired through station purchases for space on certain of its towers and loan costs associated with the Company's unused line of credit. At December 31, 2002, the Company's intangible assets subject to amortization were comprised of leases acquired through station purchases for space on certain of its towers, non-compete agreements, and loan costs associated with the Company's unused line of credit.

Estimated amortization expense resulting from intangible assets subject to amortization for the five year period ending 2008 is expected to be as follows:

(In $000's)	**Estimated Amortization**
2004	$ 171
2005	171
2006	170
2007	168
2008	167

4. FCC Licenses and Goodwill

FCC licenses, network affiliations, and goodwill are accounted for in accordance with SFAS No. 142 "*Goodwill and Other Intangible Assets*" ("SFAS No. 142"). SFAS No. 142, which the Company adopted during the first quarter of 2002, requires that intangible assets with indefinite lives and goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Company recorded $15.1 million ($9.4 million net of income taxes) of amortization expense related to intangibles that are no longer required to be amortized for the year ended December 31, 2001. In connection with the adoption of SFAS No. 142, the Company reduced the carrying value of its FCC licenses by $76.4 million ($47.4 million net of income taxes) as a cumulative effect of a change in accounting principle.

The following table reconciles net income for the period ended December 31, 2001 as reported to the adjusted December 31, 2001 net income, had SFAS No. 142 been in effect as of January 1, 2001:

(In $000's)	**2003**	2002	2001
Reported income from continuing operations	**$23,897**	$32,995	$16,576
Add back : Goodwill and indefinite lived intangible amortization (net of income taxes)	--	--	9,371
Adjusted income from continuing operations	**$23,897**	$32,995	$25,947

The following tables reconcile basic and diluted earnings per share as reported at December 31, 2001, to the adjusted December 31, 2001 basic and diluted earnings per share, had SFAS No. 142 been in effect as of January 1, 2001:

	2003	2002	2001
Basic earnings per share:			
Reported basic earnings per share from continuing operations	**$1.25**	$1.68	$0.85
Add back : Goodwill and indefinite lived intangible amortization (net of income taxes)	--	--	0.48
Adjusted basic earnings per share from continuing operations	**$1.25**	$1.68	$1.33

	2003	2002	2001
Diluted earnings per share:			
Reported diluted earnings per share form continuing operations	**$1.24**	$1.68	$0.84
Add back : Goodwill and indefinite lived intangible amortization (net of income taxes)	--	--	0.48
Adjusted diluted earnings per share from continuing operations	**$1.24**	$1.68	$1.32

At December 31, 2003 and December 31, 2002, the Company's intangible assets not subject to amortization were comprised of FCC licenses and Goodwill. The Company includes these assets in the broadcasting segment in Note 15.

5. Investments and Other Assets

The Company had no sales of available-for-sale securities during 2003. The Company realized $401,000 and $1,053,000 in gains on the sale of available-for-sale securities in 2002, and 2001, respectively. The Company realized $147,000 and $15,000 in losses on the sale of available-for-sale securities in 2002, and 2001, respectively. Gains and losses on the sale of available-for-sale securities are reported in net investment income on the face of the income statement.

The major classifications of investments and other assets are as follows:

	December 31,	
(In $000's)	**2003**	2002
Private equity investments	**$11,629**	$10,556
Private debt securities	**16,774**	11,528
Real estate related investments	**2,687**	6,306
Investments in venture capital funds	**5,733**	7,258
Investments in low income housing tax credits	**5,310**	6,343
Other	**2,665**	2,171
Total investments and other assets	**$44,798**	$44,162

Investments in debt securities and marketable equity securities are accounted for in accordance with SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS No. 115"). SFAS No. 115 requires that all debt and marketable equity securities be classified into one of three categories -- held to maturity, available-for-sale, or trading. The Company currently has no securities classified as held to maturity or trading.

Investments are generally held in the Corporate segment and are reported on the following basis:

- Private equity investments, all of which represent a voting interest of less than 20%, are carried at cost, which includes provisions for impaired value when appropriate.
- Private debt securities classified as available-for-sale are stated at fair value with unrealized gains and losses, after adjustment for deferred income taxes, reported directly in shareholders' equity in accumulated other comprehensive income (loss). Fair values for private debt securities are estimated by discounting the expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.
- Real estate related investments consist primarily of residential land and lots in various stages of development and completion, and receivables related to prior land sales. The Company's real estate properties were held for sale at December 31, 2003 and 2002, and accordingly are carried at the lower of cost or fair market value less costs to sell.
- Investments in venture capital funds are generally carried at cost, which includes provisions for impaired value where appropriate.
- Investments in low income housing tax credits are accounted for using the cost method, in accordance with Emerging Issues Task Force 94-1 "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects". Under the cost method, any excess of the carrying amount of the investment over its estimated residual value is amortized over the remaining period during which the Company is to receive tax credits.

Certain of the Company's private equity and debt securities have conversion, anti-dilution, demand registration, and other features typical for instruments of these types. In addition, certain of these instruments have warrants attached that, if exercised, would allow the Company to purchase additional shares in certain of its investee companies at predetermined prices. These securities have maturities of two years or less.

See Note 13 *Fair Values of Financial Instruments* for further discussion of the methods used to estimate the fair values of the Company's financial instruments.

6. Revolving Credit Facility

In March 2001, the Company entered into a $100 million unsecured 364-day revolving credit facility with a bank. The Company renewed the facility for an additional year on substantially similar terms on May 20, 2002 and May 19, 2003. No amounts have been drawn on this facility since inception. At the end of the term of the facility, any outstanding principal and interest will come due, unless the bank, in its sole discretion, otherwise extends the facility. The facility provides that the funds drawn may be used for working capital and other general corporate purposes, capital expenditures, repurchases of common stock, acquisitions, and investments. Subsequent to December 31, 2003, the Company renewed the $100 million credit facility on substantially similar terms, extending its maturity date to May 18, 2005.

The Company had no outstanding debt, nor interest expense, during 2003, 2002, or 2001.

7. Shareholders' Equity

The Company has adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Upon becoming exercisable, each right entitles the holder to purchase for a price of $150.00 one one-hundredth of a share of Series A Participating Cumulative Preferred Stock. All of the rights may be redeemed by the Company at a price of $0.01 per right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the outstanding common shares ("Acquiring Person"). Upon existence of an Acquiring Person, the Company may redeem the rights only with the concurrence of a majority of the directors not affiliated with the Acquiring Person. The rights, which do not have voting power and are not entitled to dividends, expire on August 7, 2010. The rights are not exercisable until ten business days after the public announcement that a person has become an Acquiring Person or after the commencement of a tender offer or exchange offer if, upon consummation, such person or group would become an Acquiring Person. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right will entitle its holder, other than the Acquiring Person, to receive common shares with a deemed market value of twice such exercise price. There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 2003 and December 31, 2002, there were 140,000 shares of preferred stock that were reserved for issuance in connection with the Shareholder Rights Plan.

The Company repurchased through negotiated transactions and in the open market 625,600, 404,400, and 240,000 common shares during 2003, 2002, and 2001, respectively.

The components of unrealized appreciation on fixed maturity securities available for sale and equity securities in the balance sheet caption Unrealized Investment Gains and Losses (see Note 14) as of December 31 are as follows:

(In $000s)	**2003**	2002
Carrying value of securities	**$16,774**	$ 7,279
Amortized cost of securities	**(16,390)**	(7,000)
Net unrealized appreciation (depreciation)	**384**	279
Deferred income taxes	**(146)**	(106)
Total	**$ 238**	$ 173

8. Employee Benefits

The Company has a postretirement plan that provides medical and life insurance benefits for qualified retired employees. The postretirement medical plan is generally contributory with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The postretirement life plan provides free insurance coverage for retirees and is insured with an unaffiliated company.

The information presented in this footnote does not reflect the Medicare Prescription Drug Improvement and Modernization Act of 2003 signed into law December 8, 2003. Specifically, the measures of the Accumulated Postretirement Benefit Obligation and the Net Periodic Postretirement Benefit cost shown do not

reflect this ACT. Specific authoritative guidance on the accounting treatment of the Act is pending and upon issuance, may require a change in previously reported information.

The information set forth in the tables below is based upon a measurement date of December 31, of each respective year. Net periodic postretirement benefit cost included the following components:

(In $000s)	2003	2002	2001
Service cost	$ 27	$ 29	$ 26
Amortization of prior service cost	2	3	3
Amortization of actuarial net gain	--	(3)	(3)
Interest cost	111	137	163
Net periodic postretirement benefit cost	$ 140	$ 166	$ 189

The following schedule reconciles the accumulated postretirement benefit obligation included in other liabilities on the balance sheets as of December 31:

(In $000's)	2003	2002
Benefit obligation at beginning of year	$1,723	$1,979
Service cost	27	29
Interest cost	111	137
Plan participants' contributions	165	156
Benefits paid	(407)	(305)
Actuarial gain (loss)	640	(273)
Benefit obligation at end of year	$2,259	$1,723

The following schedule reconciles the status of the Company's plan with the unfunded postretirement benefit obligation included in its balance sheets at December 31:

(In $000's)	2003	2002
Funded status	$2,259	$1,723
Unrecognized prior service cost	(18)	(21)
Unrecognized net gain (loss)	(488)	152
Accrued postretirement benefit obligation	$1,753	$1,854

The weighted-average discount rate is 6.25% and 6.75% for 2003 and 2002, respectively. At December 31, 2003, a 5.5% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2004. The rate was to remain at 5.5% in 2004 and thereafter. At December 31, 2002, a 5.5% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2003. The rate was to remain at 5.5% in 2003 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the medical plans. The Company expects its contributions to the Plan for the year 2004 to be approximately $226,000.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In $000's)	1% Increase	1% Decrease
Effect on total of service and interest rate components	$ 1	$ (1)
Effect on postretirement benefit obligation	$ 6	$ (6)

The Company has a retirement and savings plan for substantially all of its employees. The Plan has features of both a profit sharing plan and a voluntary thrift plan qualified under Section 401(k) of the Internal Revenue Code. The profit sharing component of the Plan allows for contributions to be made to the Plan at the discretion of the Board of Directors, of which up to 50% may be made in the form of Company common stock. Contributions for this component of the Plan were $2,997,000, $3,022,000, and $2,975,000 in 2003, 2002, and 2001, respectively. The 401(k) component of the Plan allows employees to contribute to the Plan and the Company will make a matching contribution of up to 3% of the employees' compensation. The Company's matching contribution percentage may be changed at the discretion of the Company's Board of Directors. The Company's contributions for this component of the Plan were $1,619,000, $1,551,000, and $1,214,000 in 2003, 2002, and 2001, respectively.

9. Stock Ownership and Stock Option Plans

The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units; (d) awards of restricted shares of the Company's common stock; (e) awards of unrestricted shares of the Company's common stock; (f) phantom stock units; (g) or any combination of the foregoing to outside directors, officers and key employees provided, however, that non-employee directors are not eligible to receive incentive stock options. Only common stock, not to exceed 5,000,000 shares, may be delivered under the Program; shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the Company, including shares purchased in the open market. The aggregate number of shares that may be acquired by any participant in the Program is limited to a maximum of 400,000 stock options during a single calendar year and a maximum of 100,000 shares of other stock-based awards during a single calendar year. As of December 31, 2003, 51 employees, officers and outside directors were participants in the Program.

Restricted shares awarded to participants under the Program generally vest either in equal annual installments or as a lump sum, generally over a five-year period commencing on the date the shares are awarded. Vesting of restricted shares may be contingent on the achievement of certain performance goals as established by the Compensation Committee at the time of the grant. Non-vested shares may not be assigned, transferred, pledged or otherwise encumbered or disposed of. During the applicable restriction period, the Company retains possession of the restricted shares. Participants are entitled to dividends and voting rights with respect to the restricted shares.

Stock options under the Program are issued at least at 100% of the market price on the date of grant, are vested over such period of time, which generally may not be less than one year, as may be established by the Compensation Committee, and expire no more than ten years after the grant.

Of the non-qualified options outstanding, 562,958 were exercisable at December 31, 2003; 454,259 were exercisable at December 31, 2002; and 305,278 were exercisable at December 31, 2001. The options expire on various dates beginning May 7, 2004, and ending June 13, 2012.

In accordance with the provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation"*, the Company has elected to follow Accounting Principles Board Opinion No. 25, *"Accounting*

for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for awards of restricted shares. Expense is recognized over the vesting period of the restricted shares. Expense related to restricted shares totaled $1,928,000, $990,000, and $757,000 for the years ended December 31, 2003, 2002, and 2001 respectively.

Under APB No. 25, because the exercise price of the Company's employee stock options at least equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and is determined as if the Company accounted for its employee stock options under the fair value method of that statement.

The Company granted no stock options during 2003. The weighted average grant-date estimated fair value of grants during 2002 and 2001 using a Black-Scholes option valuation model, and the weighted average assumptions used to determine the estimated fair value were as follows:

	2002	2001
Estimated fair value	$9.55	$8.27
Underlying assumptions used to determine estimated fair value:		
Risk free interest rate	4.40%	4.88%
Dividend yield	2.2%	2.6%
Expected stock price volatility	0.23	0.23
Weighted average expected life	6 years	7 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows:

(In $000's, except per share amounts)	**2003**	2002	2001
Stock-based compensation cost included in net income (net of taxes)	**$ 1,205**	$ 619	$ 469
Net income (loss):			
As Reported	**$ 23,897**	$(14,393)	$16,576
Pro forma compensation expense (net of taxes)	**(774)**	(901)	(688)
Pro forma net income (loss)	**$ 23,123**	$(15,294)	$15,888
Basic Earnings (Loss) per Share:			
As Reported	**$ 1.25**	$ (0.73)	$ 0.85
Pro forma	**1.21**	(0.78)	0.81
Diluted Earnings (Loss) per Share:			
As Reported	**$ 1.24**	$ (0.73)	$ 0.84
Pro forma	**1.20**	(0.78)	0.81

The following table summarizes activity in the Program during the three years ending December 31, 2003:

	Restricted Shares		Non-Qualified Stock Options	
	Number of Shares	Market Price at Date Given	Number of Options	Average Exercise Price
Outstanding at January 1, 2001	--		1,005,925	$37.86
Awarded	125,000	$35.55	857,000	$33.54
Vested	--	--		
Exercised			(326,180)	$29.91
Forfeited	--	--	(392,207)	$43.57
Outstanding at December 31, 2001	125,000		1,144,538	$34.94
Awarded	32,500	$34.00	35,100	$39.50
Vested	(25,000)	$35.55		
Exercised			(27,344)	$33.44
Forfeited	--	--	(4,550)	$45.50
Outstanding at December 31, 2002	132,500		1,147,744	$35.07
Awarded	**60,300**	**$42.07**	--	
Vested	**(46,300)**	**$39.98**		
Exercised			**(45,184)**	**$34.99**
Forfeited	**--**	--	**(68,350)**	**$34.83**
Outstanding at December 31, 2003	**146,500**		**1,034,210**	**$35.09**

The following table summarizes information concerning currently outstanding and exercisable stock options:

Range of Exercise Prices	Number Out-standing	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number Exercis-able	Wtd. Avg. Exercise Price
$25.75 - $29.99	15,000	0.39	$25.75	15,000	$25.75
$30.00 - $39.99	853,850	6.98	$33.81	382,598	$33.62
$40.00 - $51.88	165,360	3.93	$42.60	165,360	$42.60
Total or wtd. average	1,034,210	6.39	$35.09	562,958	$36.09

At December 31, 2003, there were 669,138 shares of the Company's stock reserved for future grants under the Program.

10. Provision for Income Taxes

The provision for income taxes from continuing operations consists of the following:

(In $000's)	**2003**	2002	2001
Current:			
Federal	**$10,614**	$ 7,274	$ --
State and local	**1,572**	622	663
Total current	**12,186**	7,896	663
Deferred:			
Federal	**2,052**	10,960	8,747
State and local	**101**	940	750
Total deferred	**2,153**	11,900	9,497
Total tax provision	**$14,339**	$19,796	$10,160
Cumulative effect of a change in accounting principle	**$ --**	$(29,045)	$ --

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In

addition, accruals for potential tax exposure items are included in the deferred income tax liabilities.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2003 and 2002 are as follows:

(In $000's)	2003	2002
Deferred tax liabilities:		
Basis in fixed assets	$ 12,603	$ 11,837
Basis in intangible assets	91,272	88,243
Basis in partnerships	--	411
Total deferred tax liabilities	103,875	100,491
Deferred tax assets:		
Bad debts	657	839
Net operating losses/tax credits/ capital losses	8,097	8,607
Employee benefits	3,936	1,582
Impairment of assets	357	2,046
Unearned revenue	4,458	2,178
Book over tax partnership losses	586	--
Other, net	--	550
Valuation reserves	(1,450)	(1,450)
Total deferred tax assets	16,641	14,352
Net deferred tax liability	$ 87,234	$ 86,139

The following table reconciles income tax from continuing operations computed at the U.S. federal statutory tax rates to income tax expense:

(In $000's)	2003	2002	2001
Federal income tax rate	35%	35%	35%
Rate applied to pre-tax income	$13,383	$18,476	$ 9,358
State taxes, net of federal tax	2,118	2,275	1,503
Tax credits	(1,331)	(1,000)	(1,200)
Other	169	45	499
Provision for income taxes	$14,339	$19,796	$10,160

As of December 31, 2003, the Company has federal operating loss carryforwards of approximately $1,277,000. These were acquired by the Company through the purchase of WWAY-TV in December, 1998, and expire in 2015. They will be utilized against future earnings, but are limited to $1,600,000 per year. The Company also has state operating loss carryforwards of approximately $122,883,000 expiring from 2004 to 2017. The Company utilized state operating loss carryforwards of approximately $21,460,000 and $27,000,000 in 2003 and 2002, respectively. Income taxes paid were approximately $8,176,000, $8,954,000, and $663,000 in 2003, 2002, and 2001, respectively.

11. Quarterly Results of Operations (Unaudited)

During the fourth quarter of 2003, the Company changed the estimates of the useful lives used to account for back-up and redundant equipment. The new estimate results in the retirement of all assets that have not been utilized in the last twelve to twenty-four months. The change in estimate resulted in a charge of $671,000 in the fourth quarter of 2003.

Quarterly results of operations for each of the years ended December 31, 2003 and 2002 are as follows:

(In $000's, except per share data)	Quarter Ended 2003			
	March 31	June 30	Sept. 30	Dec. 31
Net revenues	$ 43,929	$51,666	$49,075	$ 55,614
Operating income	$ 5,472	$11,512	$ 9,116	$ 12,484
Net income	$ 3,355	$ 6,792	$ 6,119	$ 7,631
Basic earnings per share	$ 0.17	$ 0.36	$0.32	$ 0.40
Diluted earnings per share	$ 0.17	$ 0.35	$0.32	$ 0.40

(In $000's, except per share data)	Quarter Ended 2002			
	March 31	June 30	Sept. 30	Dec. 31
Net revenues	$ 42,826	$51,805	$50,166	$61,881
Operating income	$ 6,592	$14,059	$11,596	$19,928
Income before the cumulative effect of a change in accounting principle	$ 4,088	$ 8,840	$ 7,177	$12,890
Cumulative effect of a change in accounting principle	$(47,388)	--	--	--
Net income (loss)	$(43,300)	$ 8,840	$ 7,177	$12,890
Basic earnings (loss) per share	$(2.21)	$0.45	$0.37	$0.66
Diluted earnings (loss) per share	$(2.19)	$0.44	$0.36	$0.66

12. Earnings Per Share

The following tables reconcile the numerators and denominators for the basic and diluted earnings from continuing operations per share calculations for the years ended December 31, 2003, 2002, and 2001:

(In $000's, except per share data) For the Year Ended 2003	Income (Numerator)	Shares (Denom-inator)	Per Share Amount
Basic EPS:			
Income before the cumulative effect of a change in accounting principle available to common shareholders	$23,898	19,123	$1.25
Effect of Dilutive Securities:			
Stock options	--	125	
Diluted EPS:			
Income before the cumulative effect of a change in accounting principle available to common shareholders plus assumed conversions	$23,898	19,248	$1.24

(In $000's, except per share data) For the Year Ended 2002	Income (Numerator)	Shares (Denom-inator)	Per Share Amount
Basic EPS:			
Income before the cumulative effect of a change in accounting principle available to common shareholders	$32,995	19,610	$1.68
Effect of Dilutive Securities:			
Stock options	--	84	
Diluted EPS:			
Income before the cumulative effect of a change in accounting principle available to common shareholders plus assumed conversions	$32,995	19,694	$1.68

(In $000's, except per share data) For the Year Ended 2001	Income (Numerator)	Shares (Denom-inator)	Per Share Amount
Basic EPS:			
Income before the cumulative effect of a change in accounting principle available to common shareholders	$16,576	19,581	$0.85
Effect of Dilutive Securities:			
Stock options	--	99	
Diluted EPS:			
Income before the cumulative effect of a change in accounting principle available to common shareholders plus assumed conversions	$16,576	19,680	$0.84

The diluted income from continuing operations per common share calculation excludes the effect of potentially dilutive shares when the inclusion of those shares in the calculation would have an anti-dilutive effect.

13. Fair Values of Financial Instruments

SFAS No. 107, "*Disclosures about Fair Value of Financial Instruments*" requires the disclosure of the estimated fair value of all financial instruments, including both assets and liabilities, unless specifically exempted. The following methods were used to estimate the fair values of the Company's financial instruments.

- Cash and cash equivalents: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.
- Receivables, income taxes receivable, and accounts payable: The carrying amounts reported in the balance sheet for these instruments approximate their fair value due to the short maturity of these items.
- Program contract obligations: Fair values on program contract obligations are estimated to approximate their carrying value as a result of their short term nature.
- Private debt securities: The carrying amounts reported in the balance sheet for these securities approximate their fair value. Fair values are estimated by discounting the expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.
- Marketable equity securities: The fair values for the available-for-sale marketable equity securities are based on quoted market prices.
- Investments in private equity securities, venture capital funds, and low income housing tax credits: The Company determined that it was not practicable to estimate the fair values of its private equity, venture capital and low income housing tax credit investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs.

14. Comprehensive Income

The components of other comprehensive income (loss) and the related tax effects, for the years 2003, 2002, and 2001 are as follows:

(In $000's) For the Year Ended December 31, 2003	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
Unrealized gain on available for sale securities	$384	$ (146)	$238
Less: reclassification adjustment for losses realized in net income	--	--	--
Net unrealized income (loss)	$384	$ (146)	$238
Total comprehensive income (loss)	$384	$ (146)	$238

(In $000's) For the Year Ended December 31, 2002	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
Unrealized gain on available for sale securities	$380	$ (144)	$236
Less: reclassification adjustment for losses realized in net income	(101)	38	(63)
Net unrealized income (loss)	$279	$ (106)	$173
Total comprehensive income (loss)	$279	$ (106)	$173

(In $000's) For the Year Ended December 31, 2001	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
Unrealized gain on available for sale securities	$ 1,029	$(391)	$ 638
Less: reclassification adjustment for gains realized in net income	(1,130)	429	(701)
Net unrealized income	$ (101)	$ 38	$ (63)
Total comprehensive income (loss)	$ (101)	$ 38	$ (63)

15. Segment Information

The Company operates primarily in the television broadcasting and cable advertising businesses. The Company currently owns and operates fifteen television stations, located principally in the Southeast and Midwest. Each of the stations is affiliated with a major network, with eight NBC affiliates, five ABC affiliates, and two CBS affiliates. The Company evaluates segment performance based on operating income, excluding unusual or non-operating items.

The following tables summarize financial information by segment for the periods ended December 31, 2003, 2002, and 2001, respectively:

(In $000's) **As of and For the Year Ended December 31, 2003**	**Broadcasting**	**Cable**	**Corporate & Other**	**Total**
Revenues (net of commissions)	$184,636	$15,334	$ 314	$200,284
Expenses:				
Operating	115,799	12,800	14,639	143,238
Depreciation and amortization	16,170	544	1,748	18,462
Total operating expenses	131,969	13,344	16,387	161,700
Operating income (loss)	52,667	1,990	(16,073)	38,584
Net investment income (loss)			(348)	(348)
Income before income taxes and the cumulative effect of a change in accounting principle				$ 38,236
Segment assets	$599,089	$ 4,489	$ 58,687	$662,265
Expenditures for property, plant, and equipment	$ 20,755	$ 289	$ 927	$ 21,971

(In $000's) **As of and For the Year Ended December 31, 2002**	**Broadcasting**	**Cable**	**Corporate & Other**	**Total**
Revenues (net of commissions)	$190,452	$15,816	$ 410	$206,678
Expenses:				
Operating	109,655	12,916	14,170	136,741
Depreciation and amortization	15,813	623	1,326	17,762
Total operating expenses	125,468	13,539	15,496	154,503
Operating income (loss)	64,984	2,277	(15,086)	52,175
Net investment income (loss)			616	616
Income before income taxes and the cumulative effect of a change in accounting principle				$ 52,791
Segment assets	$600,419	$4,683	$65,649	$670,751
Expenditures for property, plant, and equipment	$ 21,472	$ 253	$ 2,979	$ 24,704

(In $000's) **As of and For the Year Ended December 31, 2001**	**Broadcasting**	**Cable**	**Corporate & Other**	**Total**
Revenues (net of commissions)	$165,211	$12,144	$1,076	$178,431
Expenses:				
Operating	100,403	11,434	11,974	123,811
Depreciation and amortization	29,453	635	1,882	31,970
Total operating expenses	129,856	12,069	13,856	155,781
Operating income (loss)	35,355	75	(12,780)	22,650
Net investment income (loss)			4,086	4,086
Income before income taxes and the cumulative effect of a change in accounting principle				$ 26,736
Segment assets	$597,251	$5,006	$127,938	$730,195
Expenditures for property, plant, and equipment	$ 10,734	$ 643	$ 2,476	$ 13,853

16. Commitments and Contingencies

The Company and its subsidiaries are defendants in various lawsuits arising in the ordinary course of business. It is the opinion of management and legal counsel that these actions will not have a material effect on the financial position or results of operations of the Company. The Company has lease agreements for broadcast, data processing, and telephone equipment, along with rent for certain office space. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Annual rental expense amounted to approximately $1,343,000 $1,023,000 and $871,000 in 2003, 2002, and 2001, respectively.

Future commitments under operating leases are shown below:

Year	*(In $000's)*
2004	$ 417
2005	352
2006	193
2007	5
2008	4
Thereafter	7
Total	$978

The Company has also entered into commitments for various television programming rights for which the license periods have not yet commenced. See the caption "Program Contract Obligation" included in Note 2 for further details.

The Company also has committed to make certain investments in its venture capital funds when called by the fund's manager and to provide additional financing related to certain of its private debt holdings. The Company anticipates additional funding related to its venture capital portfolio of $1,038,000 over the next one to three years, and funding of its private debt and equity holdings of approximately $450,000 during 2004.

MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements included in this Annual Report have been prepared by management, which is responsible for the integrity and fair presentation of the financial data and related disclosures. The consolidated financial statements are in accordance with accounting principles generally accepted in the United States and necessarily include amounts that are based on management's estimates and assumptions. Management believes that the consolidated financial statements fairly reflect the Company's financial position and results of operations.

To gather and control financial data, the Company maintains accounting systems supported by internal controls that provide reasonable assurance over the preparation of reliable financial statements. Management believes that a high level of internal control is maintained by the selection and training of qualified personnel and by the establishment and communication of accounting and business policies.

Ernst & Young LLP, independent auditors, are engaged to audit and to render an opinion as to whether the Company's financial statements, considered in the entirety, present the Company's financial condition and operating results fairly. Their audit is conducted in accordance with auditing standards generally accepted in the United States, and their report is included on this page.

The Audit Committee of the Board of Directors, composed of three outside directors, reviews the Company's accounting and auditing policies and meets regularly with the Company's independent auditors.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
The Liberty Corporation

We have audited the accompanying consolidated balance sheets of The Liberty Corporation and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the index at item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements and schedule taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 4 to the consolidated financial statements, the Company was required to adopt Financial Accounting Standards Statement No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002, and accordingly changed its method of accounting for goodwill and other intangible assets.

/s/ Ernst & Young LLP

Greenville, South Carolina
February 3, 2004

Item 9. Changes in and Disagreements with Accountant on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to this evaluation.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information concerning Directors of the Company is contained in The Liberty Corporation Proxy Statement for the May 4, 2004 Annual Meeting of Shareholders and is incorporated in this Item 10 by reference.

Executive Officers

The following is a list of the Executive Officers of the Registrant indicating their age and certain biographical data.

W. HAYNE HIPP, Age 64
Chairman of the Board of Liberty since May, 1995
Chairman of the Board of Cosmos since May, 1995
Chief Executive Officer of Liberty since January, 1979

HOWARD L. SCHROTT, Age 49
Chief Financial Officer of Liberty since January, 2001
Chief Financial Officer of Wink Communications Inc., a provider of complete end-to-end systems for low-cost electronic commerce on television, from May, 1999 to December, 2000
Chief Financial Officer of Emmis Communications Corporation, a diversified media company, from 1991, to May, 1999

JAMES M. KEELOR, Age 61
President of Liberty since February, 2002
President of Cosmos since February, 1992
Vice President, Operations, of Cosmos from December, 1989 to February, 1992

MARTHA G. WILLIAMS, Age 62
Vice President, General Counsel & Secretary of Liberty since January, 1982
Secretary and Counsel of Cosmos since February, 1982

JONATHAN W. NORWOOD, Age 35
Controller of Liberty since April, 2001
Chief Financial Officer of TeamVest, a provider of 401(k) retirement plan services, from January, 2000 to March, 2001
Director of Finance of TeamVest from March, 1996 to December, 1999

Item 11. Executive Compensation

Information concerning Executive Compensation and transactions is contained in The Liberty Corporation Proxy Statement for the May 4, 2004 Annual Meeting of Shareholders and is incorporated in this Item 11 by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information concerning Security Ownership of Certain Beneficial Owners and Management is contained in The Liberty Corporation Proxy Statement for the May 4, 2004 Annual Meeting of Shareholders and is incorporated in this Item 12 by reference.

Item 13. Certain Relationships and Related Transactions

Information concerning Certain Relationships and Related Transactions is contained in The Liberty Corporation Proxy Statement for the May 4, 2004 Annual Meeting of Shareholders and is incorporated in this Item 13 by reference.

Item 14. Principal Accounting Fees and Services

Information concerning Principal Accounting Fees and Services is contained in The Liberty Corporation Proxy Statement for the May 4, 2004 Annual Meeting of Shareholders and is incorporated in this Item 14 by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) and (2). List of Financial Statements and Financial Statement Schedules

The following consolidated financial statements of The Liberty Corporation and Subsidiaries for the three years ended December 31, 2003 are submitted in Part II, Item 8 of this report:

Consolidated Balance Sheets - December 31, 2003 and 2002
Consolidated Statements of Income - For the three years ended December 31, 2003
Consolidated Statements of Shareholders' Equity - For the three years ended December 31, 2003
Consolidated Statements of Cash Flows - For the three years ended December 31, 2003
Notes to Consolidated Financial Statements - December 31, 2003
Report of Independent Auditors

The following consolidated financial statement schedule of The Liberty Corporation and Subsidiaries is included in Item 15(d):

II - Valuation and Qualifying Accounts and Reserves

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission, but which are excluded from this report, are not required under the related instructions or are inapplicable, and therefore have been omitted.

(a)(3). List of Exhibits

3.1 Restated Articles of Incorporation, as amended through May 6, 1997 (filed with the Registrant's Quarterly Report on Form 10Q/A for the period ended March 31, 1997 and incorporated herein by reference)

3.2 Bylaws, as amended through August 3, 1999, filed as Exhibit 3.2 to the Registrant's Form 10-Q for the quarter ended June 30, 1999, and incorporated herein by reference.

4.1 See Articles 4, 5, 7 and 9 of the Company's Restated Articles of Incorporation (filed as Exhibit 3.1) and Articles I, II and VI of the Company's Bylaws (filed as Exhibit 3.2).

4.2 See the Form of Rights Agreement dated as of August 7, 1990 between The Liberty Corporation and The Bank of New York, as Rights Agent, which includes as Exhibit B thereto the form of Right Certificate (filed as Exhibits 1 and 2 to the Registrant's Form 8-A, dated August 10, 1990, and incorporated herein by reference) with respect to the Rights to purchase Series A Participating Cumulative Preferred Stock, and the Registrant's Form 8-A, dated October 12, 2000 amending the Form of Rights Agreement to, among other things, extend the expiration date to August 7, 2010, also incorporated herein by reference.

4.3 See Credit Agreement dated March 21, 2001 (filed as Exhibit 10 to the Registrant's Quarterly Report on Form 10Q for the quarter ended June 30, 2001, and incorporated herein by reference) and the related Fourth Amendment To Credit Agreement dated May 19, 2003 (filed as Exhibit 10 to the Registrant's Quarterly Report on Form 10Q for the quarter ended June 30, 2003, and incorporated herein by reference)

10.1 See Credit Agreement dated March 21, 2001, and the related Fourth Amendment to Credit Agreement dated May 19, 2003, (filed as Exhibit 4.3).

10.2 The Liberty Corporation Performance Incentive Compensation Program, as amended and restated on February 1, 2000, filed as Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.

11. The Liberty Corporation and Subsidiaries Consolidated Earnings per Share Computation included in Note 12 of the "Notes to Consolidated Financial Statements" filed on page 28 of this report.

21. The Liberty Corporation and Subsidiaries, List of Subsidiaries

23. Consent of Independent Auditors

24. Powers of Attorney applicable for certain signatures of members of the Board of Directors in Registrant's10-K filed for the years ended December 31, 1983, 1985, 1989, 1994, 1995, 1996, 1997 1998, 1999, 2000, and 2001.

31. Rule 13a-14(a)/15d-14(a) Certifications

32. Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b). Reports on Form 8-K

The Company furnished a current report on Form 8-K dated November 4, 2003 with respect to the press release announcing its third quarter 2003 operating results.

The Company furnished a current report on Form 8-K dated November 4, 2003 with respect to The Liberty Corp. declaring a regular quarterly dividend of 24 cents per share on its common stock, payable on January 5, 2004 to shareholders of record on December 15, 2003

The Company furnished a current report on Form 8-K dated November 17, 2003 announcing its negotiation and intention to enter into certain agreements with GNS Media Evansville, Inc. ("GNS"). These agreements between Liberty and GNS are contingent upon the closing of GNS' acquisition of WTVW, the FOX affiliate in Evansville, Indiana.

(c). Exhibits Filed With This Report

11. The Liberty Corporation and Subsidiaries Consolidated Earnings per Share Computation included in Note 12 of the "Notes to Consolidated Financial Statements" filed on pages 28-29 of this report.

21. The Liberty Corporation and Subsidiaries, List of Subsidiaries

23. Consent of Independent Auditors

31. Rule 13a-14(a)/15d-14(a) Certifications

32. Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(d). Consolidated Financial Statement Schedule Filed With This Report

II- Valuation and Qualifying Accounts and Reserves - For the Three Years Ended December 31, 2003

THE LIBERTY CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE THREE YEARS ENDED DECEMBER 31, 2003
(In $000's)

		Additions			
Deducted From Asset Accounts	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2003					
Accounts receivable - reserve for bad debts	$ 1,963	$ 757	$ ---	$ 982 (a)	$ 1,738
Deferred income taxes - reserve for deferred tax assets	$ 1,450	$ ---	$ ---	$ ---	$ 1,450
Year Ended December 31, 2002					
Accounts receivable - reserve for bad debts	$ 2,250	$ 1,215	$ ---	$ 1,502 (a)	$ 1,963
Deferred income taxes - reserve for deferred tax assets	$ 1,450	$ ---	$ ---	$ ---	$ 1,450
Year Ended December 31, 2001					
Accounts receivable - reserve for bad debts	$ 2,218	$ 1,127	$ ---	$ 1,095 (a)	$ 2,250
Deferred income taxes - reserve for deferred tax assets	$ ---	$ 1,450	$ ---	$ ---	$ 1,450

Notes:
(a) Uncollectible accounts written off, net of recoveries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized, as of the 1st day of March, 2004.

THE LIBERTY CORPORATION
Registrant

By: /s/ Hayne Hipp
Hayne Hipp
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, as of the 1st day of March, 2004.

By: /s/ Howard L. Schrott
Howard L. Schrott
Chief Financial Officer

*By: /s/ Edward E. Crutchfield
Edward E. Crutchfield
Director

*By: /s/ John R. Farmer
John R. Farmer
Director

By: /s/ Hayne Hipp
Hayne Hipp
Director

*By: /s/ William O. McCoy
William O. McCoy
Director

*By: /s/ Frank E. Melton
Frank E. Melton
Director

*By: /s/ John H. Mullin III
John H. Mullin III
Director

*By: /s/ J. Thurston Roach
J. Thurston Roach
Director

*By: /s/ Eugene E. Stone, IV
Eugene E. Stone, IV
Director

*By: /s/ William B. Timmerman
William B. Timmerman
Director

*By: /s/ Martha G. Williams
*Martha G. Williams, as
Special Attorney in Fact

Annual Report on Form 10-K
The Liberty Corporation
December 31, 2003

Index to Exhibits

	EXHIBITS	Page Number
11.	The Liberty Corporation and Subsidiaries Consolidated Earnings Per Share Computation (incorporated herein by reference to Note 12 of the "Notes to Consolidated Financial Statements" included in Part II Item 8 of this report).	28-29
21.	The Liberty Corporation and Subsidiaries, List of Significant Subsidiaries	39
23	Consent of Independent Auditors	40
31	Rule 13a-14(a)/15d-14(a) Certifications	41-42
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	43

EXHIBIT 21

THE LIBERTY CORPORATION AND SUBSIDIARIES
LIST OF SUBSIDIARIES
DECEMBER 31, 2003

	Jurisdiction of Incorporation	Percentage of Voting Stock Owned by Immediate Parent
The Liberty Corporation	South Carolina	
Cosmos Broadcasting Corporation	South Carolina	100
CableVantage Inc.	South Carolina	100
Broadcast Merchandising Corporation	South Carolina	100
Civic Communications Corporation II	Delaware	100
TV-3, Inc.	Mississippi	100
WLBT, Inc.	Mississippi	100
Civic License Holding Company, Inc.	Delaware	100
CivCo, Inc.	Nevada	100
LibCo, Inc.	Nevada	100
WLOX, Inc.	Mississippi	100
Tall Tower, LLC	Texas	50
Exchange Place Corporation	North Carolina	100
Greensboro Holdings, Inc.	South Carolina	100
State National Title Guaranty Company	Louisiana	100
Special Services Corporation	South Carolina	100
Hampton Insurance Agency, Inc.	South Carolina	100
Bent Tree Corporation	Georgia	100
TLC Business Ventures, Inc.	South Carolina	100
Liberty Properties Group, Inc.	South Carolina	100
Commerce Center of Greenville, Inc.	South Carolina	100
LIBCO of Florida, Inc.	Florida	100
LPC of S. C., Inc.	South Carolina	100
Johnson/Liberty LLC	South Carolina	36
LibertyWest, Inc.	Nevada	100

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-22591) pertaining to The Liberty Corporation Retirement and Savings Plan, in the Registration Statement (Form S-8 No. 333-30151) pertaining to The Performance Incentive Compensation Program, and in the Registration Statement (Form S-8 No. 333-84938) pertaining to The Liberty Corporation Retirement and Savings Plan, as Amended and Restated Effective January 1, 2002 of our report dated February 3, 2004, with respect to the consolidated financial statements and schedule of the Liberty Corporation included in the annual report (Form 10-K) for the year ended December 31, 2003.

/s/ Ernst & Young LLP

Greenville, South Carolina
March 1, 2004

EXHIBIT 31

CERTIFICATIONS

I, Hayne Hipp, certify that:

1. I have reviewed this annual report on Form 10-K of The Liberty Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 1, 2004
/s/ Hayne Hipp
Hayne Hipp
Chairman and Chief Executive Officer

EXHIBIT 31

CERTIFICATIONS

I, Howard L. Schrott, certify that:

1. I have reviewed this annual report on Form 10-K of The Liberty Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 1, 2004
/s/ Howard L. Schrott
Howard L. Schrott
Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Liberty Corporation (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Hayne Hipp
Hayne Hipp
Chief Executive Officer
March 1, 2004

/s/ Howard L. Schrott
Howard L. Schrott
Chief Financial Officer
March 1, 2004

(THIS PAGE INTENTIONALLY LEFT BLANK)

SENIOR OFFICERS

Liberty Corporation
Hayne Hipp
Chairman & CEO

James M. Keelor
President & COO

Howard L. Schrott
Chief Financial Officer

Martha G. Williams
Legal Counsel

Jonathan W. Norwood
Controller

Corporate Operations
Guy W. Hempel
Operations

Leon D. Long
Operations

Ronald F Loewen
Strategic Development

Steven A. Smith
Engineering & Technology

Mary Anne Bunton
Human Resources

Station Operations
Stephen P. Langford
WAVE-TV
Louisville, Kentucky

Robert J. Chirdon
WTOL-TV
Toledo, Ohio

Melbourne A. Stebbins
WIS-TV
Columbia, South Carolina

C. Dan Modisett
WLBT-TV
Jackson, Mississippi

Lucy Himstedt
WFIE-TV
Evansville, Indiana

Coby W. Cooper
KGBT-TV
Harlingen, Texas

Brad Streit
KLTV-TV
Tyler, Texas

Artie L. Bedard
KTRE-TV
Lufkin, Texas

C. Hoyt Andres
WSFA-TV
Montgomery, Alabama

James M. Smith
WWAY-TV
Wilmington, North Carolina

James R. Wilcox
WALB-TV
Albany, Georgia

Dan Jackson
KCBD-TV
Lubbock, Texas

Leon D. Long
WLOX-TV
Biloxi, Mississippi

James D. Serra
KPLC-TV
Lake Charles, Louisiana

Clyde W. Anderson
KAIT-TV
Jonesboro, Arkansas

Other
Howard D. Buonasera
CableVantage Inc.

Fred W. McCoy
Broadcast Merchandising Corporation

BOARD OF DIRECTORS

Hayne Hipp [1]
Chairman & CEO

Edward E. Crutchfield [3]
Retired Chairman
Wachovia Corporation
(formerly First Union Corporation)
Charlotte, North Carolina

John R. Farmer [1,3,4]
Senior Director
Goldman, Sachs
London, England

William O. McCoy [2]
Partner
Franklin Street Partners
Chapel Hill, North Carolina

Frank E. Melton [1]
Private Investor
Jackson, Mississippi

John H. Mullin III [1,2]
Chairman
Ridgeway Farm, LLC
Brookneal, Virginia

J. Thurston Roach [2]
Private Investor
Seattle, Washington

Eugene E. Stone IV [3,4]
Chief Executive Officer
Stone International, LLC
Greenville, South Carolina

William B. Timmerman [4]
Chairman, President & CEO
SCANA Corporation
Columbia, South Carolina

[1] *Executive Committee*
[2] *Audit Committee*
[3] *Compensation Committee*
[4] *Corporate Governance/ Nominating Committee*

LIBERTY
CORPORATION

The Liberty Corporation
Post Office Box 502
Greenville, SC 29602